SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 13, 2006

STMicroelectronics N.V.
(Name of Registrant)
39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐           No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-
Enclosure: STMicroelectronics N.V.’s Third Quarter and First Nine Months 2006:
•	Operating and Financial Review and Prospects;

•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow, and Statements of Changes in Shareholders’ Equity and related Notes for the three months and nine months ended September 30, 2006; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
     The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity for the three months and nine months ended September 30, 2006 and Notes thereto included elsewhere in this Form 6-K and in our annual report on Form 20-F for the year ended December 31, 2005 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 3, 2006 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Critical Accounting Policies Using Significant Estimates”, “Business Outlook” and “Liquidity and Capital Resources—Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in our Form 20-F, as may be updated from time to time in our SEC submissions. We assume no obligation to update the forward-looking statements or such risk factors.
Critical Accounting Policies Using Significant Estimates
     The preparation of our Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires us to make estimates and assumptions that have a significant impact on the results we report in our Consolidated Financial Statements, which we discuss under the section “Results of Operations”. Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances; reserves for price protection to certain distributor customers; allowances for doubtful accounts; inventory reserves and normal manufacturing capacity thresholds to determine costs to be capitalized in inventory; accruals for warranty costs; litigation and claims; valuation of acquired intangibles; goodwill; investments and tangible assets as well as the impairment of their related carrying values; restructuring charges; other non-recurring special charges and stock-based compensation charges; assumptions used in calculating pension obligations and share-based compensation; assessment of hedge effectiveness of derivative instruments; deferred income tax assets, including required valuation allowances and liabilities; provisions for specifically identified income tax exposures; and evaluation of tax positions. We base our estimates and assumptions on historical experience and on various other factors such as market trends and business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.
     We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:
•	Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectibility is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of our products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within our control. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales.

This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. We record the accrued amounts as a deduction of revenue at the time of the sale. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers occasionally return our products for technical reasons. Our standard terms and conditions of sale provide that if we determine that products are non-conforming we will repair or replace the non-conforming products or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. We accrue a provision for such returns when they are considered probable and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

Our insurance policies relating to product liability only cover physical and other direct damages caused by defective products. We do not carry insurance against immaterial, non-consequential damages. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our general terms and conditions of sale limit our liability to the sales value of the products, which give rise to the claims.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we estimate as doubtful. In the first nine months of 2006, we recorded a $4 million specific provision related to doubtful receivables in addition to our standard provision of 1% of total receivables based on the estimated historical collection trends. Although we have determined that our most significant customers are creditworthy, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Where multiple elements exist in an arrangement, the arrangement is allocated to the different elements based upon verifiable objective evidence of the fair value of the elements, as governed under Emerging Issues Task Force Issue (“EITF”) No. 00-21, Revenue Arrangements with Multiple Deliverables. In the third quarter of 2006, we recognized license revenue of approximately $10 million for a perpetual licensing agreement. This agreement, of which the total consideration amounts to $17 million, also includes separate training and consulting units that will be recognized as revenue as services are provided.

•	Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. As of September 30, 2006, the value of goodwill amounted to $220 million.

•	Impairment of goodwill. Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows including: the applicable industry’s sales volume forecast and selling price evolution; the reporting unit’s market penetration; the market acceptance of certain new technologies and relevant cost structure; the discount rates applied using a weighted average cost of capital; and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses not in line with our estimates may require impairment of certain goodwill. In the third quarter of 2006, we impaired goodwill in the amount of $6 million due to our decision to discontinue developing products from our Tioga business acquisition. See Note 7 to our Unaudited Interim Consolidated Financial Statements.

•	Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software that is capitalized and purchased software. Intangible assets subject to amortization are reflected net of any impairment losses. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution; our market penetration; the market acceptance of certain new technologies and cost evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require impairment of certain intangible assets. In the third quarter of 2006, we registered an impairment of $4 million due to the discontinuance of product development related to our Tioga Technologies Ltd. (“Tioga”) business acquisition, which was determined to be without any alternative use. See Note 7 to our Unaudited Interim Consolidated Financial Statements.

•	Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is put into use.

We evaluate each period whether there is reason to suspect that tangible assets or groups of assets might not be recoverable. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets or available evidence of obsolescence of an asset and strategic management decisions impacting production or an indication that its economic performance is, or will be, worse than expected. Since a significant portion of our tangible assets are carried by our European affiliates and their cost of operations are mainly denominated in euros, while revenues primarily are denominated in U.S. dollars, the exchange rate dynamic may trigger impairment charges. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for disposal are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of the semiconductor market and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment loss.

•	Inventory. Inventory is stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity; these costs are not included in the valuation of inventories but are charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

•	Share-based compensation. We have in the past accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and as such, generally recognized no compensation cost for employee stock options. In December 2004, the FASB issued revised FAS No. 123, Share-Based Payment, or FAS 123R, which requires companies to expense employee share-based compensation for financial reporting purposes. Pro forma disclosure of the income statement effects of share-based compensation is no longer an alternative. We adopted FAS 123R early in the fourth quarter of 2005 to account for charges related to non-vested stock awards distributed to our employees. As a result, we were required, for the 2005 plan only, to value the current and any future employee share-based compensation pursuant to an option pricing model, and then amortize that value against our reported earnings over the vesting period in effect for those awards. Due to this change in accounting treatment of employee stock and other forms of share-based compensation, the share-based compensation expense is charged directly against our earnings. In order to assess the fair value of this share-based compensation through a financial evaluation model, we were required to make significant estimates since, pursuant to our plan, awarding shares is contingent on the achievement of certain financial objectives, including market performance and financial results.

We are required to estimate certain items, including the probability of meeting the market performance, when necessary, the forfeitures and the service period of our employees. As a result, we recorded in the first nine months of 2006 a total pre-tax charge of $12 million related to the 2005 plan. Furthermore, on September 29, 2006 our Compensation Committee approved the 2006 plan which is contingent on Company performance criteria. Based on available information, we estimated as probable that all performance criteria will be met; therefore, we registered, for the 2006 plan, a non-material charge in the third quarter of 2006 and we are expecting a pre-tax charge of $15 million in the fourth quarter of 2006 and the first quarter of 2007.

•	Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for our exiting activities or to dispose of our activities. We recognize the fair value of a liability for costs associated with an exit or disposal activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance of and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or new initiatives, which could include production curtailment or closure of other manufacturing facilities were to be taken, we may be required to incur additional charges as well as to change estimates of amounts previously recorded. The potential impact of these changes could be material and have a material adverse effect on our results of operations or financial condition. In the third quarter of 2006, the amount of restructuring charges and other related closure costs amounted to $10 million before tax; and in the first nine months of 2006, the amount of restructuring charges and other related closure costs amounted to $56 million before tax. See Note 7 to our Unaudited Interim Consolidated Financial Statements.

•	Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions.

We are required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. As of September 30, 2006, we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our balance sheet, would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets or in our estimates of the valuation allowance, or in the tax rates applicable in the various jurisdictions, this could have an impact on our future tax provision in the periods in which these changes could occur.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We record provisions for anticipated tax audit issues based on our estimate that probable additional taxes will be due. We reverse provisions and recognize a tax benefit during the period if we ultimately determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded provision is less than what we expect the ultimate assessment to be.

We received a tax assessment from the United States tax authorities, which is currently under an appeals process. In the second quarter of 2006, we received a favorable recommendation from the United States tax authorities’ Appeals Team Case Leader in relation to this tax ruling. This recommendation was sent to the Joint Committee for Taxation for final ruling which is expected in the fourth quarter of 2006. We believe that adequate provisions exist to cover any potential losses associated with the claim. We anticipate that likely within the fourth quarter of 2006 the provisions existing to cover the remaining claims will either be reversed or adjusted according to the decision of the Joint Committee for Taxation. See Note 18 to our Unaudited Interim Consolidated Financial Statements.

In the third quarter of 2006, as a result of favorable events that occurred in the quarter, we recognized approximately $23 million in tax benefits related to Research and Development (“R&D”) Credits and Extraterritorial Income Exclusions (“ETI”) in the United States for prior periods.

•	Patent and other intellectual property litigation or claims. As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to us, we may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We depend on patents to protect our rights to our technology” included in our Form 20-F, as may be updated from time to time in our public filings.

We record a provision when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside attorneys to determine whether they need to be adjusted based on the current information available to us. Legal costs associated with claims are expensed as incurred. We are in discussion with several parties with respect to claims against us relating to possible infringements of patents and similar intellectual property rights of others.

We are currently a party to legal proceedings with SanDisk Corporation (“SanDisk”) and Tessera Technologies, Inc. (“Tessera”).

On October 15, 2004, SanDisk filed a complaint against us with the United States International Trade Commission (the “ITC”) with respect to certain NAND memory products, alleging patent infringement and seeking an order excluding our NAND products from importation into the United States. On November 15, 2004, the ITC instituted an investigation against us in response to the complaint. A hearing was held from August 1-8, 2005. On October 19, 2005, Administrative Law Judge Paul J. Luckern, in his Initial Determination, ruled that our NAND products do not infringe the asserted SanDisk patent, and that there was no violation of Section 337 of the U.S. Tariff Act of 1930. On December 6, 2005, the ITC confirmed its initial determination. SanDisk has appealed the ITC decision to the U.S. Court of Appeals for the Federal Circuit in Washington D.C.

On October 15, 2004, SanDisk also filed a complaint for patent infringement and declaratory judgment of non-infringement and patent invalidity against us with the United States District Court for the Northern District of California. The complaint alleges that our products infringe a SanDisk U.S. patent and seeks a declaratory judgment that SanDisk does not infringe several of our U.S. patents. By order dated January 4, 2005, the court stayed SanDisk’s patent infringement claim pending a final determination in the ITC action discussed above. On January 20, 2005, the court issued an order granting our motion to dismiss the declaratory judgment causes of action. SanDisk has appealed the order to the United States Court of Appeals for the Federal Circuit in Washington D.C.

On February 4, 2005, we filed two complaints for patent infringement against SanDisk with the United States District Court for the Eastern District of Texas. The complaints allege that SanDisk products infringe seven of our U.S. patents and seek damages and injunctions against certain SanDisk products. On April 22, 2005, SanDisk filed a counterclaim against us alleging that our products infringe two SanDisk U.S. patents and seeking damages and injunctive relief against certain of our NOR Flash products. The trial in the first action (one ST patent) was originally set for August 2006, but is currently scheduled to begin in the first quarter of 2007 pending a review by the District Court Judge of an adverse summary judgment recommendation issued by the Magistrate Judge assigned to the case. The trial in the second action (six ST patents and two SanDisk patents) has also been rescheduled and is currently scheduled to begin in the second quarter of 2007.

On October 14, 2005, we filed a complaint against SanDisk and their current CEO Dr. Eli Harari before the Superior Court of California, County of Alameda. SanDisk removed the matter to the U.S. District Court for the Northern District of California. The court initially denied our request to remand the matter to California Superior Court, but subsequently granted ST’s motion for reconsideration of that decision and remanded the action to California Superior Court in July 2006. On August 10, 2006, SanDisk filed a motion with the Superior Court of the County of Alameda to transfer the venue to Santa Clara County. This motion was denied on September 12, 2006. Following the denial of this motion, SanDisk, on October 6, 2006, appealed the decision to the First Appellate District Court of Appeals for the Sate of California. The Court of Appeals, on October 20, 2006, issued a temporary stay of the matter including all discovery proceedings, pending its review of the SanDisk appeal. On September 11, 2006, the Court denied SanDisk’s special motion to strike our unfair competition claim. SanDisk has appealed the denial of that motion. Our complaint seeks, among other relief, assignment of certain SanDisk patents that resulted from inventive activity on the part of Dr. Harari that took place while he was an employee, officer and director of Waferscale Integration, Inc., of which we are successor by merger, and actual and punitive damages in an amount to be proven at trial.

On January 10, 2006, SanDisk filed a complaint against us with the ITC with respect to certain NAND and NOR memory products, alleging patent infringement of three SanDisk patents and seeking an order excluding our NAND and NOR products from importation into the United States. SanDisk filed corresponding complaints in the U.S. District Court for the Northern District of California on the same patents. Those complaints have been consolidated in a single action and stayed pending a final determination of the ITC matter. This matter is presently scheduled for trial during the period December 4-15, 2006 and the Administrative Law Judge’s Initial Determination is scheduled for April 4, 2007.

On January 31, 2006, we were informed that Tessera added us, along with several other semiconductor companies, as a co-defendant to a lawsuit filed by Tessera on October 7, 2005 against Advanced Micro Devices Inc. and Spansion in the United States District Court for the Northern District of California. On July 21, 2006 and August 1, 2006, Tessera announced that it had entered into settlement agreements with Micron on the one hand, and Infineon/Qimonda on the other hand, worth $30 million and $50 million in cash.

Tessera is claiming that our ball grid array format semiconductor and multi-chip semiconductor packages (“BGA packages”) infringe several patents owned by Tessera, and that we are liable for royalties. On July 27, 1997, we entered into a development and license agreement with Tessera, for a fifteen year term. Under such agreement BGA products are royalty bearing products. We do not believe that the ST BGA products using glass epoxy laminate substrate constitute royalty bearing products pursuant to the 1997 License Agreement and have therefore not paid any royalties pursuant to this agreement. Trial will not be set before January 2008.

As of the end of the first nine months of 2006, based on our assessment, there was no impact on our financial statements relating to the SanDisk or Tessera litigations, as we have not identified any risk of probable loss that is likely to arise out of these proceedings. We can not, however, provide assurance that we will be successful in resolving these proceedings. If we are unsuccessful, or if the outcome of any other litigation or claim were to be unfavorable to us, we may incur monetary damages, or an injunction or exclusion order.

•	Pension and Post Retirement Benefits. Our results of operations and our balance sheet include the impact of pension and post retirement benefits that are measured using actuarial valuations. At September 30, 2006, our pension obligations amount to $288 million based on the assumption that our employees will work for us until they reach the age of retirement. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. In the first nine months of 2006, we finalized a change in the pension scheme of one of our subsidiaries and consequently recorded a benefit of $5 million from the reduction of accrued reserve for pension obligation.

•	Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages.

In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether they need to be readjusted based on the current information available to us. In the event of litigation that is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.
Fiscal Year
     Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2006 ended on April 1, 2006. The second quarter of 2006 ended on July 1, 2006 and the third quarter of 2006 ended on September 30, 2006. The fourth quarter of 2006 will end on December 31, 2006. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.
Business Overview
     The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAMs”), and optoelectronic devices).
     Effective January 1, 2005, we realigned our product groups to increase market focus and realize the full potential of our products, technologies, sales and marketing channels. Since such date we report our sales and operating income in three product group segments:
•	the Application Specific Product Group (“ASG”) segment, comprised of three product lines – our Home, Personal and Communication Products (“HPC”), our Computer Peripherals Products (“CPG”) and our Automotive Products (“APG”). Our HPC Sector is comprised of the telecommunications, audio and digital consumer groups. Our CPG products cover computer peripherals products, specifically disk drives and printers, and our APG products is comprised of all of our major complex products related to automotive applications.

•	the Memory Products Group (“MPG”) segment, comprised of our memories and Smart Card businesses; and

•	the Micro, Power, Analog Product Group (“MPA”) segment, comprised of discrete and standard products plus standard microcontroller and industrial devices (including the programmable systems memories (“PSM”) division); this segment was previously known as Micro, Linear and Discrete Product Group (“MLD”) segment, but no change has occurred in the segment’s perimeter or organization.
     Based upon preliminary data, in the first nine months of 2006, semiconductor industry revenue increased year-over-year by approximately 9% for the TAM and by approximately 10% for the SAM. The semiconductor industry revenue for the third quarter of 2006 increased by approximately 9% for the TAM and approximately 9% for the SAM on a year-over-year basis; on a sequential basis, the TAM increased by approximately 8% and the SAM increased by approximately 5%.
     In the first nine months of 2006 our net revenues increased at a double digit rate of 13.5% to $7,371 million, compared to $6,493 million for the same period of 2005. Telecom was the key market segment which drove sales growth with an approximately 27% revenue increase. Furthermore, our strong sales performance has been reinforced by our program designed to expand our customer base. As a result, our year-over-year sales trend in the first nine months of 2006 was above the TAM and the SAM performances.
     Our third quarter 2006 net revenues performance was consistent with the year to date registering 11.8% growth on a year-over-year basis up to $2,513 million compared to $2,247 million in the third quarter of 2005.

This growth was driven by double-digit increases in Telecom, Consumer and the Industrial market segments and included $10 million in licensing revenue. Our year-over-year revenue performance in the third quarter of 2006 was also above the TAM and the SAM results.
     On a sequential basis, our net revenues slightly increased by 0.7% from $2,495 million in the second quarter of 2006. This sequential variation was the result of growth in Consumer and Industrial applications offset by declining revenues in Automotive and Computer due to seasonal factors. Our third quarter 2006 results were within the guidance range released to the market anticipating a sequential net revenue growth between -1% and 5%. Sequentially our revenue performance was below the TAM and the SAM.
     In the first nine months of 2006, our effective exchange rate was $1.23 for €1.00, which reflects actual exchange rate levels and the impact of hedging contracts that matured in that period, while in the first nine months of 2005, the effective exchange rate was $1.30 for €1.00. In the third quarter of 2006, our effective exchange rate was approximately $1.26 for €1.00, which reflected actual exchange rate levels and the impact of hedging contracts that matured in that period, while in the third quarter of 2005 the effective exchange rate was $1.30 for €1.00 and in the second quarter of 2006 the effective exchange rate was $1.23 for €1.00. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates; see “Impact of Changes in Exchange Rates” below.
     Our gross margin for the first nine months of 2006 improved to 35.6%, compared to the 33.3% gross margin in the first nine months of 2005. The higher gross margin was mainly generated by the combined favorable impact of increased sales volumes, improved manufacturing efficiencies, a more favorable product mix as well as the strengthening of the U.S. dollar exchange rate against the other major currencies, which exceeded the negative impact of the declining selling prices. On a year-over-year basis, our gross margin experienced a similar trend improving to 36.0% for the third quarter of 2006 from the 34.1% of the third quarter of 2005.
     On a sequential basis, our gross margin increased from the 35.4% of the second quarter of 2006 to 36.0% for the third quarter of 2006. This was the result of improved manufacturing efficiency and a more favorable product mix, which was partially offset by continuing price pressures on our revenues. Our gross margin in the third quarter of 2006 benefited from license revenue of $10 million and was negatively impacted by a power outage in Italy, which resulted in less than half a point decrease to gross margin as originally anticipated.
     Our third quarter 2006 gross margin performance was in line with the guidance released to the market that indicated a gross margin of approximately 36% plus or minus 1 percentage point.
     In the first nine months of 2006, as a result of our ongoing cost control initiatives and our revenue increase, our operating expenses, defined by combining selling, general and administrative expenses with research and development (“R&D”) expenses, showed a significant improvement as a percentage-to-sales compared to the first nine months of 2005. This ratio decreased to 27.5% in the first nine months of 2006 compared to 30.7% in the first nine months of 2005. In the third quarter of 2006, our operating expenses, as a percentage of sales, increased sequentially to 27.2% compared to 27.0% due to higher spending in R&D.
     In the first nine months of 2006, “Other income and expenses, net” resulted in a net expense of $28 million compared to a net expense of $11 million in the first nine months of 2005, mainly due to a decrease in income related to research and development funding. In the third quarter of 2006, “Other income and expenses, net” resulted in a $5 million charge.
     Our total impairment, restructuring charges and other related closure costs significantly decreased to $67 million in the first nine months of 2006 compared to $113 million in the first nine months of 2005. In the first nine months of 2006, we registered charges of $16 million for closure costs relating to our 150-mm restructuring plan, $41 million related to the 2005 workforce reduction plan and $10 million for the impairment of goodwill and intangible assets related to the Tioga acquisition.

     The combined impact of revenue increases and of the above mentioned factors resulted in significant improvement of our operating income, which reached $504 million in the first nine months of 2006 compared to $47 million in the first nine months of 2005. By leveraging on the sales volume and the gross margin increases, a similar trend of improvement was registered on a quarterly basis with an operating income of $194 million in the third quarter of 2006 significantly higher than the results of the third quarter of 2005 of $102 million. On a sequential basis, operating income increased by 14.8% supported by improved margins.
     In the first nine months of 2006, we benefited from a strong increase in our interest income compared to the first nine months of 2005. This was mainly due to the favorable upward trend in the U.S. dollar and euro interest rates on our available cash resources, which significantly increased after our recent refinancing transactions and due to our continued generation of positive net operating cash flow. However, due to the early redemption in August 2006 of substantially all of our Zero Coupon Convertible Bonds due 2013 (“2013 Convertible Bonds”), the amount of interest income decreased for the period.
     In the first nine months of 2006, we registered an income tax expense of $60 million compared to an income tax benefit of $17 million in the first nine months of 2005, with some effect due to the one-time tax events in a few jurisdictions that overall generated a net tax benefit.
     In summary, our profitability during the first nine months of 2006 was favorably impacted by the following factors:
•	sales volume;

•	product mix;

•	continuous improvement of our manufacturing performance;

•	lower impairment, restructuring charges and other related closure costs;

•	net interest income; and

•	the favorable trend in the U.S. dollar against other currencies;
     Our profitability during the first nine months of 2006 was negatively impacted by the following factors:
•	pricing trends;

•	stock-based compensation charges that we started to recognize as expenses in the fourth quarter of 2005; and

•	higher amount of other expenses.
     Our third quarter 2006 sequential financial results were favorably impacted by the following factors:
•	sales volume;

•	product mix and IP license agreement;

•	continuous improvement of our manufacturing performance;

•	lower impairment, restructuring charges and other related closure costs; and

•	lower tax expenses due to R&D tax credits and ETI exclusions
     Our third quarter 2006 sequential financial results were negatively impacted by:
•	persisting downward pricing pressure;

•	currency impact; and

•	lower net interest income.

     Our third quarter 2006 sequential results were characterized by the following three major factors:
•	revenue growth with higher gross margin due primarily to production efficiencies;

•	persistent downward pricing pressure; and

•	continued cash flow generation.
     We continued to generate solid cash flows in the first nine months of 2006 with net operating cash flow reaching $509 million compared to -$20 million in 2005 due to tight control on purchases of tangible assets and improved cash generation from operating activities.
     We are making important progress across our three major initiatives which include: strengthening our product portfolio, regaining market share and intensively managing our return on invested capital, all with favorable implications for our financial performance.
     We are strengthening our Application Specific Product Group (“ASG”) segment, which represents over one-half of our total revenues, through a more focused R&D effort. This is translating into improved revenue and operating margin performance, as year to date ASG’s revenues are up 10% with its operating income up 50%, and its operating margin moving towards double-digits.
     Moreover, we are further enhancing the performance of our Micro, Power and Analog Product Group (“MPA”) segment, with revenues higher by almost 19%, operating income up 27%, and an operating margin of 15.7% for the first nine months of 2006. Our Memory Products Group (“MPG”) segment registered profitable performance in the first nine months of 2006.
     Our year-to-date sales growth of 13.5% compared to estimates of industry growth of about 8.5% confirms the inflection point we achieved last year when we began to regain market shares. This revenue expansion demonstrates our reestablished market leadership, and confirms the benefits to date of our sales and marketing initiatives in combination with our more robust, and still improving, product portfolio.
      We are continuing to refine our strategy of reducing capital expenditures and plan to evolve into a less capital intensive company over time. We have been successful in improving our capital spending levels over the past several years, bringing our capital expenditure to sales ratio down from an average of slightly over 20% in 2003 and 2004 to approximately 16% for 2005 and 2006. Our target is to further reduce this ratio, through a combination of a less capital intensive product portfolio, increased usage of foundries for non-proprietary technologies, and optimization of our process technology and manufacturing partnerships. The strategic review of our product portfolio is primarily addressing the flash memories business where we are actively pursuing solutions aimed at strengthening our competitive position towards larger scale and industry consolidation and mitigating our exposure by deconsolidating that segment from our financial results.
     These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note on Forward-Looking Statements” herein and “Item 3. Key Information–Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.
Business Outlook
     As we enter the fourth quarter of 2006, we see some correction in the current semiconductor cycle. The result is that we expect to see sequential revenue growth below our historical levels reflecting wireless and automotive sales below normal seasonal trends. For the fourth quarter, we expect sequential sales growth in the range between -1% and 5%. Nonetheless, we will have double-digit revenue growth for 2006, a clear and unambiguous sign of our market share resurgence.
     Despite our quarterly sales outlook, we expect the continuation of our margin progression with the fourth quarter gross margin to be about 37%, plus or minus one percentage point.
     In the fourth quarter of 2006, we expect to incur charges related to the 2006 stock awards of $15 million. These charges will be distributed between cost of sales of $2 million, research and development of $4 million, and selling, general and administrative expenses of $9 million.
     This guidance is based on an effective currency exchange rate of approximately $1.27 for €1.00, which reflects current exchange rate levels combined with the impact of existing hedging contracts.
     These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note on Forward-Looking Statements” herein and “Item 3. Key Information—Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in the First Nine Months of 2006
     As of January 1, 2006, we created our new “Greater China” region to focus exclusively on our operations in China, Hong Kong and Taiwan and appointed Mr. Robert Krysiak as Corporate Vice-President and General Manager of Greater China.
     As of January 1, 2006, we renamed the Micro, Linear and Discrete Product Group (“MLD”) segment Micro, Power, Analog Product Group (“MPA”) segment to better reflect our efforts of developing high-end analog products and of consolidating our world leadership position in power applications, with full solutions centered around micro applications.
     On January 26, 2006, we announced the appointment of Mr. Jeffrey See as Corporate Vice President and General Manager of our worldwide back-end operations. Effective April 3, 2006, Mr. See took over his responsibilities. Mr. See will continue to be based in Singapore, close to where the largest part of our assembly and test production is located.
     On February 20, 2006, we inaugurated our new design and development facility in Greater Noida (India) and we announced our plans to invest $30 million in local operations over the next two years and to recruit 300 new engineers by the end of 2006.
     On February 23, 2006, we issued Zero Coupon Senior Convertible Bonds due 2016 (“2016 Convertible Bonds”) representing total gross proceeds of $974 million. The amount due to bondholders upon redemption or at maturity based on the accreted value of the bonds will produce a yield equivalent to 1.5% per annum on a semi-annual bond equivalent basis. The bonds are convertible into a maximum of approximately 42 million of our underlying ordinary shares. The conversion price at issuing date is $23.19, based on the closing price of ordinary shares on the NYSE on February 14, 2006, plus a 30% premium.
     On March 13, 2006, we issued €500 million Floating Rate Senior Bonds due 2013 in the Euro Debt Capital Market (“2013 Senior Bonds”). These bonds will pay interest quarterly at a rate equal to three-month Euribor plus 40 basis points.
     On March 29, 2006, we announced our intention to further expand our presence and support for the China market. In addition to our joint venture with Hynix in Wuxi and to supplement our existing plant in Shenzhen, we plan to invest approximately $500 million to build our second back-end plant in China, which is expected to start production in the third quarter of 2008.
     Following the decision by the Compensation Committee of our Supervisory Board in April 2006, the number of shares granted under our 2005 stock-based compensation plan will be a maximum of approximately 2.7 million shares out of the maximum of 4.1 million non-vested shares granted to our employees and CEO in 2005. In April 2006, the Compensation Committee of our Supervisory Board determined that two out of the three predetermined criteria linked to company performance had been met.
     At our annual general meeting of shareholders held in Amsterdam on April 27, 2006, our shareholders approved the following proposals of our Managing Board upon the recommendation of our Supervisory Board:
•	the Company’s accounts, which were for the first time reported in accordance with International Financial Reporting Standards (IFRS);

•	a cash dividend of $0.12 per share, equal to last year’s cash dividend distribution. The cash dividend was distributed in May 2006. On May 22, 2006, our common shares traded ex-dividend on the three stock exchanges on which they are listed;

•	the reappointment of Mr. Doug Dunn for a new three-year term until the 2009 annual general meeting of shareholders and of Mr. Robert White for an additional one-year-term until the 2007 annual general meeting of shareholders, as well as the three-year term appointment of Mr. Didier Lamouche as a new Supervisory Board member in replacement of Mr. Francis Gavois whose mandate was up at this year’s annual shareholders meeting;

•	the approval of the main principles of the 2006 stock-based compensation plan for our employees and CEO. As part of such plan and specifically as approved by the general meeting of shareholders, our President and CEO will be entitled to receive a maximum of 100,000 common shares;

•	the adoption of the compensation, including stock-based compensation, for members of our Supervisory Board; and

•	the delegation of authority to our Supervisory Board for five years to issue new shares, to grant rights, to subscribe for new shares and to limit and/or exclude existing shareholders’ pre-emptive rights.
     On June 20, 2006, we announced the appointment of two new Corporate Vice Presidents. Mr. Guibert, Corporate Vice President, and formerly General Manager of our Emerging Markets Region, was appointed to the position of General Manager of our Asia Pacific region, effective October 1, 2006. Mr. François Guibert replaces Mr. Jean-Claude Marquet, who retired in October. Succeeding Mr. Guibert’s position, Mr. Thierry Tingaud, formerly Vice President Sales and Marketing Europe for Telecommunications, was promoted to the position of Corporate Vice President and General Manager of our Emerging Markets Region, effective July 1, 2006.
     On June 29, 2006, we sold to Sofinnova Capital V our 51% interest in Accent, one of our subsidiaries based in Italy specialized in hardware and software design and consulting services for integrated circuit design and fabrication. We recorded a net pre tax gain of $6 million relating to this sale. We simultaneously entered into a license agreement with Accent in which we granted them, for a total agreed lump sum amount of $3 million, the right to use certain of our specifically identified intellectual property currently used in its business activities. In connection with this agreement, we were granted warrants for 6,675 new shares of Accent. Such warrants expire after 15 years and can only be exercised in the event of a change of control or an initial public offering of Accent above a predetermined value.
     On August 7, 2006, as a result of almost all of the holders of our 2013 Convertible Bonds exercising their August 4, 2006 put option, we repurchased $1,397 million aggregate principal amount of the outstanding convertible bonds at a conversion ratio of $985.09 per $1,000 aggregate principal amount at issuance resulting in a cash disbursement of $1,377 million.
     On October 10, 2006, we, along with Hynix Semiconductor officially inaugurated the new joint front-end memory-manufacturing facility in Wuxi City, China. The facility is currently producing DRAM memories and will begin production of NAND Flash by the middle of 2007.
Results of Operations
Segment Information
     We operate in two business areas: Semiconductors and Subsystems.
     In the semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smart Card products through our divisions, which include the production and sale of both silicon chips and Smart Cards.
     We report our Semiconductor sales and operating income in three product group segments:
•	Application Specific Product Group (“ASG”) segment, comprised of three product lines – Home, Personal and Communication Products (“HPC”), Computer Peripherals Products (“CPG”) and Automotive Products (“APG”);

•	Memory Products Group (“MPG”) segment; and

•	Micro, Power, Analog Product Group (“MPA”) segment (previously known as Micro, Linear and Discrete Product Group (“MLD”) segment; no change occurred in the segments perimeter or organization).
     Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product group segments, but on the basis of the semiconductor business area. All these product group segments share common research and development for process technology and manufacturing capacity for most of their products.
     In the subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (FAS 131).
     The following tables present our consolidated net revenues and consolidated operating income by semiconductor product group segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges.

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 30, 2006	October 1, 2005	September 30, 2006	October 1, 2005
	(in $ millions)		(in $ millions)
Net revenues by product group segments:
Application Specific Product Group	$1,370	$1,263	$4,054	$3,686
Micro, Power, Analog Product Group	595	472	1,646	1,388
Memory Products Group	529	501	1,612	1,375
Others(1)	19	11	59	44
Total consolidated net revenues	$2,513	$2,247	$7,371	$6,493

(1) Includes revenues from sales of subsystems and other products not allocated to product group segments.

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 30, 2006	October 1, 2005	September 30, 2006	October 1, 2005
	(in $ millions)		(in $ millions)
Operating income (loss) by product group segments:
Application Specific Product Group	$125	$81	$328	$218
Micro, Power, Analog Product Group	107	68	259	204
Memory Products Group	10	(17)	34	(145)
Total operating income of product group segments	242	132	621	277
Others(1)	(48)	(30)	(117)	(230)
Total consolidated operating income (loss)	$194	$102	$504	$47

(1)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product group segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 30, 2006	October 1, 2005	September 30, 2006	October 1, 2005
	(as percentages of net revenues)		(as percentages of net revenues)
Operating income (loss) by product group segments:
Application Specific Product Group(1)	9.1%	6.4%	8.1%	5.9%
Micro, Power, Analog Product Group(1)	18.0	14.4	15.7	14.7
Memory Products Group(1)	1.9	(3.4)	2.1	(10.5)
Others(2)	(1.9)	(1.3)	(1.6)	(3.5)
Total consolidated operating income (loss)(3)	7.7%	4.5%	6.8%	0.7%

(1)	As a percentage of net revenues per product group segment.

(2)	As a percentage of total net revenues. Includes operating income (loss) from sales of subsystems and other income (costs) not allocated to product group segments.

(3)	As a percentage of total net revenues.

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 30, 2006	October 1, 2005	September 30, 2006	October 1, 2005
	(in $ millions)		(in $ millions)
Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product group segments	$242	$132	$621	$277
Strategic and other research and development programs	(3)	(10)	(10)	(38)
Start-up costs	(15)	(12)	(41)	(46)
Impairment, restructuring charges and other related closure costs	(20)	(13)	(67)	(113)
One-time compensation and special contributions(1)	—	—	—	(22)
Other non-allocated provisions(2)	(10)	5	1	(11)

Total operating loss Others(3)	(48)	(30)	(117)	(230)
Total consolidated operating income (loss)	$194	$102	$504	$(47)

(1)	In the first quarter of 2005, the total charge for one-time compensation and special contributions to our former CEO and other executives was $24 million, of which $2 million was allocated to product group segments. The remaining $22 million was not allocated to product group segments.

(2)	Includes unallocated expenses such as certain corporate level operating expenses and other costs that are not allocated to the product group segments.

(3)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product group segments, as well as operating earnings or losses of the Subsystems and Other Products Group.
Net revenues by location of order shipment
The table below sets forth information on our net revenues by location of order shipment:

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 30, 2006	October 1, 2005	September 30, 2006	October 1, 2005
	(in $ millions)		(in $ millions)
Net Revenues by Location of Order Shipment(1)
Europe(2)	$794	$680	$2,293	$2,060
North America (5)	292	304	928	959
Asia/Pacific(3)	534	452	1,584	1,350
Greater China(3)	647	619	1,900	1,570
Japan	111	79	288	226
Emerging Markets (4) (5)	135	113	378	328
Total	$2,513	$2,247	$7,371	$6,493

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affiliates are classified as Asia/Pacific revenues.

(2)	Since January 1, 2005, the region “Europe” includes the former East European countries that joined the European Union in 2004. These countries were part of the Emerging Markets perimeter in the previous periods.

(3)	As at January 1, 2006, we created a new region “Greater China” to focus exclusively on our operations in China, Hong Kong and Taiwan. Net revenues for Asia/Pacific for prior periods were restated according to the new perimeter.

(4)	Emerging Markets include markets such as India, Latin America (excluding Mexico), the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.

(5)	As at July 2, 2006, the region “North America” includes Mexico which was part of Emerging Markets in prior periods. Amounts have been reclassified to reflect this change.

The table below shows our net revenues by location of order shipment in percentages of net revenues:

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 30, 2006	October 1, 2005	September 30, 2006	October 1, 2005
	(as a percentage of net revenues)		(as a percentage of net revenues)
Net Revenues by Location of Order Shipment(1)
Europe (2)	31.6%	30.2%	31.1%	31.7%
North America (5)	11.6	13.5	12.6	14.8
Asia/Pacific(3)	21.2	20.2	21.5	20.8
Greater China(3)	25.8	27.5	25.8	24.2
Japan	4.4	3.5	3.9	3.5
Emerging Markets(4) (5)	5.4	5.1	5.1	5.0
Total	100.0%	100.0%	100.0%	100.0%

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affiliates are classified as Asia/Pacific revenues.

(2)	Since January 1, 2005, the region “Europe” includes the former East European countries that joined the European Union in 2004. These countries were part of the Emerging Markets perimeter in the previous periods.

(3)	As at January 1, 2006, we created a new region “Greater China” to focus exclusively on our operations in China, Hong Kong and Taiwan. Net revenues for Asia/Pacific for prior periods were restated according to the new perimeter.

(4)	Emerging Markets include markets such as India, Latin America (excluding Mexico), the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.

(5)	As at July 2, 2006, the region “North America” includes Mexico which was part of Emerging Markets in prior periods. Amounts have been reclassified to reflect this change.
Net revenues by market segment
The table below estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weight of each of our target segments in percentages of net revenues.

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 30, 2006	October 1, 2005	September 30, 2006	October 1, 2005
	(as a percentage of net revenues)		(as a percentage of net revenues)
Net Revenues by Market Segment Application:
Automotive	14%	15%	15%	16%
Consumer	17	17	16	18
Computer	16	18	17	17
Telecom	38	36	38	34
Industrial and Other	15	14	14	15
Total	100.0%	100.0%	100.0%	100.0%

The following table sets forth certain financial data from our Consolidated Statements of Income, expressed in each case as a percentage of net revenues:

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 30, 2006	October 1, 2005	September 30, 2006	October 1, 2005
	(as a percentage of net revenues)		(as a percentage of net revenues)
Net sales	99.6%	100.0%	99.8%	99.9%
Other revenues	0.4	—	0.2	0.1

Net revenues	100.0	100.0	100.0	100.0
Cost of sales	(64.0)	(65.9)	(64.4)	(66.7)

Gross profit	36.0	34.1	35.6	33.3
Selling, general and administrative	(10.5)	(11.0)	(10.7)	(11.8)
Research and development	(16.8)	(17.9)	(16.8)	(18.9)
Other income and expenses, net	(0.2)	(0.1)	(0.4)	(0.2)
Impairment, restructuring charges and other related closure costs	(0.8)	(0.5)	(0.9)	(1.7)

Operating income (loss)	7.7	4.5	6.8	0.7
Interest income, net	0.7	0.4	1.0	0.4
Gain (loss) on equity investments	(0.1)	(0.1)	(0.1)	—

Income (loss) before income taxes and minority interests	8.3	4.8	7.7	1.0
Income tax benefit (expense)	(0.1)	(0.8)	(0.8)	0.3
Income (loss) before minority interests	8.2	4.0	6.9	1.3
Minority interests	—	—	—	—

Net income (loss)	8.2%	3.9%	6.9%	1.3%

Third Quarter of 2006 vs. Third Quarter of 2005 and Second Quarter of 2006
     Based upon most recently published estimates, in the third quarter of 2006, semiconductor industry revenue increased year-over-year by approximately 9% for the TAM and by approximately 9% for the SAM. On a sequential basis, revenues in the third quarter of 2006 increased by approximately 8% for the TAM and increased by approximately 5% for the SAM.
     Net Revenues

	Quarter Ended			% Variation
	September 30, 2006	July 1, 2006	October 1, 2005	Sequential	Year-over-year
	(unaudited, in $ millions)
Net sales	$2,502	$2,492	$2,246	0.4%	11.4%
Other revenues	11	3	1	230.3	890.9
Net revenues	$2,513	$2,495	$2,247	0.7%	11.8%
     Year-over-year comparison
     Our third quarter 2006 net revenues increased 11.8% due to the combined impact of higher sales volume and a more favorable product mix which exceeded the negative impact of the decline in our average selling prices. Due to the ongoing pricing pressure in the semiconductor market, our average selling prices decreased by approximately 8% as a pure pricing effect, mitigated by a higher selling price from the improved product mix. During the third quarter of 2006, we recognized net revenue of $10 million related to the sale of a technology license.
     All product group segments registered a positive revenue performance with a particularly strong performance by MPA. ASG net revenues increased 8.5% mainly driven by Imaging, Digital Consumer, and Automotive products; Cellular Communication revenues slightly increased while Computer Peripherals remained flat. Net revenues for MPA significantly increased by 26.2% with all of its product families generating strong revenue growth. MPG net revenues increased 5.7% driven by Flash and other Memory products while Smart Card was lower.
     By market segment application, Telecom was the driver of year-over-year improvement increasing over 19%.
     Starting January 1, 2006, we began tracking sales of our recently created Greater China region, which includes China, Hong Kong and Taiwan. By location of order shipment, the greatest net revenue increase was experienced in Japan which grew by approximately 41%, while in Greater China, Asia/Pacific, Europe and the Emerging Markets regions revenues increased by approximately 5%, 18%, 17%, and 19%, respectively, while net revenues in North America decreased by approximately 4%.
     We had several large customers, with the largest one, the Nokia Group of companies, accounting for approximately 22% of our third quarter 2006 net revenues, a slight decrease compared to 24% for the third quarter of 2005. In addition, we registered a significant increase in our new targeted key accounts. Sales to our top ten original equipment manufacturing customers gained share and accounted for approximately 51% of our net revenues compared to approximately 50% in the third quarter of 2005. Sales to distributors accounted for approximately 19% in the third quarter of 2006, compared to 18% in the third quarter of 2005.
     Sequential comparison
     Our third quarter 2006 net revenues increased 0.7% due to the combined impact of higher sales volumes and a more favorable product mix which compensated the decline in average selling prices; during this period, we also recognized revenue of $10 million related to the sale of a technology license. Due to ongoing pricing pressure in the semiconductor market, our average selling prices decreased by approximately 3% as a pure pricing effect.
     MPA continued to show strong revenue performance, while ASG revenues were flat and MPG registered a decrease. MPA net revenues increased 6.3% with basically all product families registering an increase in their revenues.

Net revenues for ASG were basically flat, with a 0.2% sequential increase as a result of growth in Cellular Communication and Digital Consumer and lower sales in Imaging, Automotive and Computer Peripherals. MPG net revenues decreased by 2.8% despite the $10 million in license revenues; Flash products decreased by 6.7%.
     By market segment application, net revenue growth was primarily driven by increases of approximately 7% in Consumer and by approximately 4% in Industrial & Others.
     By location of order shipment, net revenues grew in Japan, Europe, and Emerging Markets by approximately 18%, 2%, and 13%, respectively, while net revenues in North America and Greater China decreased by approximately 5% and 2%, respectively.
     On a sequential basis, our largest customer, the Nokia Group of companies, continued to account for 22% of our net revenues. The percentage accounted for by our top ten original equipment manufacturing customers also remained sequentially flat. Sales to distributors were approximately 19% in the third quarter of 2006, equivalent to the second quarter of 2006. In addition, our new targeted major key accounts sequentially decreased by approximately 5%.
     Gross profit

	Quarter Ended			% Variation
	September 30, 2006	July 1, 2006	October 1, 2005	Sequential	Year-over-year
	(unaudited, in $ millions)
Cost of sales	$(1,609)	$(1,613)	$(1,481)	0.2%	(8.6)%
Gross profit	$904	$882	$766	2.4%	18.0%
Gross margin (as a percentage of net revenues)	36.0%	35.4%	34.1%	—	—
     On a year-over-year basis, our gross margin increased from 34.1% to 36.0%, mainly due to the combined positive impact of higher sales volumes, improved manufacturing efficiencies, improved product mix and the favorable trend of the U.S. dollar exchange rate.
     On a sequential basis, our gross profit increased 2.4%, supported by higher sales volumes, improved product mix and improved manufacturing efficiencies, which more than compensated the decline in selling prices as well as the weakening in the U.S. dollar against other currencies. The third quarter of 2006, included $10 million in licensing revenue, partially offset by a power outage in Italy which resulted in less than half a point decrease to gross margin as originally anticipated, while in the second quarter 2006 gross margin included $8 million in receivable regional grants related to the relief of social charges associated with past hirings of employees in Italy. As a result of the above mentioned factors, our gross margin increased sequentially from 35.4% to 36.0%.
     Selling, general and administrative expenses

	Quarter Ended			% Variation
	September 30, 2006	July 1, 2006	October 1, 2005	Sequential	Year-over-year
	(unaudited, in $ millions)
Selling, general and administrative expenses	$(264)	$(266)	$(248)	1.0%	(6.3)%
As percentage of net revenues	(10.5)%	(10.7)%	(11.0)%	0.2%	0.5%
     On a year-over-year basis our selling, general and administrative expenses increased 6.3% mainly due to higher spending in marketing activities and in administrative infrastructure, however, proportionally less than the increase of net revenues. On a sequential basis, such expenses decreased by 1.0% due to seasonal factors. Our third quarter 2006 selling, general and administrative expenses also included a $2 million charge accrual for doubtful receivables and a $1 million charge for stock-based compensation.
     Since revenues grew at a higher rate, we registered an improvement in our expense-to-sale ratio both on year-over-year and sequential comparison basis.

Research and development expenses

	Quarter Ended			% Variation
	September 30, 2006	July 1, 2006	October 1, 2005	Sequential	Year-over-year
	(unaudited, in $ millions)
Research and development expenses	$(421)	$(408)	$(401)	(3.1)%	(4.9)%
As a percentage of net revenues	(16.8)%	(16.4)%	(17.9)%	(0.4)%	1.1%
     On a year-over-year and sequential basis, our research and development expenses slightly increased due to increased efforts in process technology and dedicated products. The second quarter of 2006 was favorably impacted by a $5 million benefit associated with the change of the pension scheme in one subsidiary and a $2 million benefit related to the recognition of receivable regional grants for the relief of social charges for past hirings of employees in Italy. As a percentage of sales, the third quarter of 2006 reached the level of 16.8%, well below the third quarter of 2005.
     Other income and expenses, net

	Quarter Ended
	September 30, 2006	July 1, 2006	October 1, 2005
	(unaudited, in $ millions)
Research and development funding	$19	$9	$20
Start-up costs	(15)	(14)	(12)
Exchange (loss), net	(1)	(4)	(5)
Patent litigation costs	(5)	(4)	(5)
Patent pre-litigation costs	(2)	(1)	(1)
Gain on sale of Accent subsidiary	—	6	—
Gain on sale of other non-current assets	—	1	(2)
Other, net	(1)	2	2
Other income and expenses, net	$(5)	$(5)	$(3)
As a percentage of net revenues	(0.2)%	(0.2)%	(0.1)%
     “Other income and expenses, net” results include miscellaneous items, such as research and development funding, gain on sale of non-current assets, start-up costs, net exchange gain or loss and patent claim costs. Research and development funding includes income of some of our research and development projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities; the major amounts of these funding were received in Italy and France. In the third quarter of 2006, research and development funding increased significantly sequentially in relation with the approval of certain programs in France. Start-up costs in the third quarter of 2006 were mainly related to the conversion of our 200-mm fab in Agrate (Italy), the build-up of our 300-mm fab in Catania (Italy) and our 150-mm fab expansion in Singapore. The net exchange loss was related to the costs and results of hedging transactions that are not designated as a cash flow hedge, including the hedge of balance sheet currency exposure of our affiliates. Patent claim costs included costs associated with ongoing litigations and claims. Furthermore, in the second quarter of 2006, we registered a net gain of $6 million related to the sale of our Accent investment.
     Impairment, restructuring charges and other related closure costs

	Quarter Ended
	September 30, 2006	July 1, 2006	October 1, 2005
	(unaudited, in $ millions)
Impairment, restructuring charges and other related closure costs	$(20)	$(34)	$(12)
As a percentage of net revenues	(0.8)%	(1.3)%	(0.5)%
     In the third quarter of 2006, impairment, restructuring charges and other related closure costs amounted to $20 million and were mainly related to:
•	Our work force reduction plan announced in May 2005, which resulted in charges of $5 million mainly related to termination benefits;

•	Our ongoing 150-mm restructuring plan, which generated charges of approximately $5 million; and

•	An impairment charge of approximately $10 million was recorded pursuant to subsequent decisions to discontinue adoption of Tioga related technologies in certain products, of which $6 million corresponded to the write-off of Tioga goodwill and $4 million to impairment charges on technologies purchased as part of the Tioga business acquisition which were determined to be without any alternative use.
     In the third quarter of 2005, impairment, restructuring charges and other related closure costs amounted to $12 million, mainly composed of a $6 million charge related to our 2005 work force reduction plan, a $5 million charge related to our 150-mm restructuring plan, and a $1 million charge related to purchased technologies primarily associated with ASG.
     In the second quarter of 2006, we incurred $34 million of impairment, restructuring charges and other related closure costs, including a $28 million charge related to our 2005 work force reduction plan and a $6 million charge related to our 150-mm restructuring plan.
     See Note 7 to our Unaudited Interim Consolidated Financial Statements.
     Operating income

	Quarter Ended
	September 30, 2006	July 1, 2006	October 1, 2005
	(unaudited, in $ millions)
Operating income	$194	$169	$102
As a percentage of net revenues	7.7%	6.8%	4.5%
     Year-over-year comparison
     Our operating income increased from $102 million in the third quarter of 2005 to $194 million in the third quarter of 2006, due to the following factors that positively impacted our profitability despite the continuous pressure on our selling prices:
•	significant increase in net revenues;

•	continuous improvement of our manufacturing performance;

•	higher gross margin;

•	lower operating expenses as a percentage of sales; and

•	the favorable trend of the U.S. dollar against other currencies.
     Year-over-year, ASG operating income increased to $125 million, significantly higher than $81 million, due primarily to higher sales and improved manufacturing efficiencies; as a percentage of revenues, operating income improved to 9.1% compared to 6.4% in the third quarter of 2005. MPA registered an operating income of $107 million in the third quarter of 2006, significantly increasing from $68 million mainly due to the strong double digit growth in sales and to a lower operating expense ratio to sales; as a percentage of revenues, operating income increased to 18.0%, an increase from the 14.4% in the third quarter of 2005. MPG registered an operating income of $10 million, compared to an operating loss of $17 million, mainly due to sales growth which included $10 million in licensing revenue and improved manufacturing performance; as a percentage of sales, operating income improved to 1.9% compared to a loss of 3.4% in the third quarter of 2005.
     Sequential comparison
     On a sequential basis, our operating income increased to $194 million, or 7.7% of sales, from $169 million due primarily to improvements in our manufacturing performance, which offset price pressures and the negative trend of the U.S. dollar against other currencies.
     In the third quarter of 2006, ASG registered a solid performance with operating income increasing to $125 million, compared to $108 million mainly due to improved manufacturing efficiencies; as a percentage of revenues, operating income increased to 9.1% from 7.9%.

MPA operating income increased to $107 million in the third quarter of 2006 compared to $87 million mainly due to significantly higher sales and improved product mix; as a percentage of revenues, operating income was 18.0%, improving sequentially from 15.5%. MPG registered a decrease in its operating income from $23 million in the second quarter of 2006 to $10 million; as a percentage of net revenues, operating income decreased to 1.9%, from 4.2% in the second quarter of 2006.
     Interest income, net

	Quarter Ended
	September 30, 2006	July 1, 2006	October 1, 2005
	(unaudited, in $ millions)
Interest income, net	$17	$30	$8
     Interest income, net contributed $17 million in the third quarter of 2006, primarily generated by our available cash resources, which increased year-over-year following our 2013 senior debt offering and our 2016 convertible debt offering that occurred in the first quarter of 2006 and the positive net operating cash flow generated in the period. On a sequential basis, interest income, net decreased due to the early redemption of substantially all of our 2013 Convertible Bonds in August 2006, which resulted in a cash disbursement of $1,377 million. Interest rates received on available cash resources exceeded the interest rate payable on our long term debt. Specifically, interest income, net benefited year-over-year from the upward trend in the U.S. dollar and euro interest rates as our liquidity is invested in floating rate instruments while the interest payable on our long term debt is mainly at fixed rates. Furthermore, in order to protect us from future changes in the trend of short term and long term rates, we entered into certain interest swaps to mitigate interest rate mismatches between fixed and floating rates.
     Loss on equity investments

	Quarter Ended
	September 30, 2006	July 1, 2006	October 1, 2005
	(unaudited, in $ millions)
Loss on equity investments	$(1)	$(1)	$(2)
     The loss on equity investments in the third quarter of 2006 is related to our investment as minority shareholder in our joint venture in China with Hynix Semiconductor Inc. Year-over-year, the loss on equity investments has decreased as the joint venture has now started volume production in 200-mm.

Income tax benefit (expense)

	Quarter Ended
	September 30, 2006	July 1, 2006	October 1, 2005
	(unaudited, in $ millions)
Income tax benefit (expense)	$(2)	$(29)	$(18)
     During the third quarter of 2006, we incurred an income tax expense of $2 million, which is the result of the yearly effective tax rate and the benefits of certain tax credits related to prior periods. The estimated yearly effective tax rate is approximately 13% computed on the basis of actual tax charges in each jurisdiction. In addition, as a result of favorable events that occurred in the third quarter, we recognized approximately $23 million in tax benefits related to Research and Development Credits and Extraterritorial Income Exclusions in the United States for prior periods. In the third quarter of 2005, we incurred an income tax expense of $18 million. During the second quarter of 2006, we incurred an income tax expense of $29 million. Our tax rate is variable and depends on changes in the level of operating profits within various jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years.

     Net income

	Quarter Ended
	September 30, 2006	July 1, 2006	October 1, 2005
	(unaudited, in $ millions)
Net income	$207	$168	$89
As percentage of net revenues	8.2%	6.7%	3.9%
     For the third quarter of 2006, we reported a net income of $207 million; an improvement compared both to $89 million in the third quarter of 2005 and $168 million in the second quarter of 2006. Basic and diluted earnings per share for the third quarter of 2006 were $0.23 and $0.22, respectively, improving from basic and diluted earnings of $0.10 for the third quarter of 2005 and from $0.19 and $0.18, respectively for the second quarter of 2006.

First Nine Months of 2006 vs. First Nine Months of 2005
     Based upon most recently published estimates, in the first nine months of 2006, semiconductor industry revenue increased year-over-year by approximately 9% for the TAM and by approximately 10% for the SAM.

Net Revenues

	Nine Months Ended
	September 30, 2006	October 1, 2005	% Variation
	(unaudited, in $ millions)
Net sales	$7,356	$6,489	13.4%
Other revenues	15	4	253.5
Net revenues	$7,371	$6,493	13.5%
     Our first nine months 2006 revenues registered a strong increase of 13.5% compared to the first nine months of 2005. This was mainly due to the significant increase in sales volume that more than offset the negative impact of the decline in average selling prices. All our product group segments registered double digit increases in their net revenues. During the first nine months of 2006, due to ongoing pricing pressure in the semiconductor market, our selling prices decreased by approximately 8%, as a pure pricing effect, compensated by an improved product mix.
     With respect to our product group segments, net revenues for ASG increased 10% mainly in Imaging, Cellular Communication and Automotive; Digital Consumer and Computer Peripherals registered an increase; although at a lower rate. Net revenues for MPA increased 18.6% mainly due to significant volume increases in most of the product groups. MPG net revenues increased 17.3% as a result of sales volumes increases and an improved product mix; Flash sales increased by approximately 32% while Smart Card revenues decreased by approximately 28%.
     By market segment application, Telecom was the driver of year-over-year improvement increasing by approximately 27%.
     Starting January 1, 2006, we began tracking sales for our recently created Greater China region, which includes China, Hong Kong and Taiwan. By location of order shipment, all regions registered an increase in their net revenues except North America, which decreased by approximately 3%. Japan and Greater China registered the most significant increase in net revenues with a growth of 27.3% and 21.0%, respectively, while Asia/Pacific, Emerging Markets and Europe region’s net revenues increased by 17.3%, 15.5% and 11.3%, respectively.
     In the first nine months of 2006, we had several large customers, with the largest one, the Nokia Group of companies, accounting for approximately 22% of our net revenues, equivalent to the first nine months of 2005. Our top ten original equipment manufacturer customers accounted for approximately 51% of our net revenues in the first nine months of 2006 compared to approximately 49% in the equivalent previous year period. Sales to distributors were approximately 19% in the first nine months of 2006 compared to 18% in the first nine months of 2005.

     Gross profit

	Nine Months Ended
	September 30, 2006	October 1, 2005	% Variation
	(unaudited, in $ millions)
Cost of sales	$(4,748)	$(4,328)	(9.7)%
Gross profit	$2,623	$2,165	21.2%
Gross margin (as a percentage of net revenues)	35.6%	33.3%
     Our gross profit increased 21.2%, a greater rate of growth compared to our revenues. This resulted in a gross margin improvement from 33.3% to 35.6%, mainly due to higher sales volumes, improved manufacturing efficiencies, enhanced product mix and a favorable currency impact; this was partially offset by the decline in selling prices.
     Selling, general and administrative expenses

	Nine Months Ended
	September 30, 2006	October 1, 2005	% Variation
	(unaudited, in $ millions)
Selling, general and administrative expenses	$(786)	$(766)	(2.5)%
As a percentage of net revenues	(10.7)%	(11.8)%	1.1%
     Our selling, general and administrative expenses slightly increased by 2.5% year-over-year mainly due to higher spending in marketing activities, but benefiting from the strengthening of the U.S. dollar exchange rate. Expenses in the first nine months of 2006 included $5 million in charges related to stock-based compensation that were not posted as expenses in first nine months of 2005. Due to expense control and leveraging on revenue growth, the ratio of selling, general and administrative expenses to sales decreased to 10.7% from 11.8% a year ago.

Research and development expenses

	Nine Months Ended
	September 30, 2006	October 1, 2005	% Variation
	(unaudited, in $ millions)
Research and development expenses	$(1,238)	$(1,228)	(0.8)%
As a percentage of net revenues	(16.8)%	(18.9)%	2.1%
     Research and development expenses slightly increased by 0.8% year-over-year due to increased resources dedicated to key programs and an increased focus after having redirected resources during our 2005 restructuring plan. Expenses in the first nine months of 2006, included $4 million in charges related to stock-based compensation that were not posted as expenses in the first nine months of 2005. As a percentage of net revenues, research and development expenses decreased from 18.9% to 16.8% in the first nine months of 2006.
     Other income and expenses, net

	Nine Months Ended
	September 30, 2006	October 1, 2005
	(unaudited, in $ millions)
Research and development funding	$32	$47
Start-up costs	(41)	(46)
Exchange gain (loss) net	(10)	4
Patent litigation costs	(14)	(11)
Patent pre-litigation costs	(4)	(5)
Gain on sale of Accent subsidiary	6	—
Gain on sale of other non-current assets	2	4
Other, net	1	(4)
Other income and expenses, net	$(28)	$(11)
As a percentage of net revenues	(0.4)%	(0.2)%

     “Other income and expenses, net” resulted in an expense of $28 million compared to an expense of $11 million. Research and development funding includes income of some of our research and development projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. The major amounts of research and development funding were received in Italy and France: however Italian fundings have decreased significantly during the period. Start up costs in the first nine months of 2006 were related to our 150-mm fab expansion in Singapore and the conversion to 200-mm fab in Agrate (Italy) and build-up of our 300-mm fab in Catania (Italy). Exchange loss net includes the effects of utilization of foreign exchange forward contracts on a rolling basis to hedge intercompany payables and receivables in euros, and results from the negative interest differential between euros and dollars. Patent claim costs included costs associated with several ongoing litigations and claims. The sale of our investment in Accent, in the second quarter of 2006, resulted in a net gain of $6 million as did our sale of our investment in Upek Inc, in the second quarter of 2005.
     Impairment, restructuring charges and other related closure costs

	Nine Months Ended
	September 30, 2006	October 1, 2005
	(unaudited, in $ millions)
Impairment, restructuring charges and other related closure costs	$(67)	$(113)
As a percentage of net revenues	(0.9)%	(1.7)%
     In the first nine months of 2006, we recorded impairment, restructuring charges and other related closure costs of $67 million. This expense was mainly composed of:
•	Our work force reduction plan announced in May 2005, which resulted in charges of $41 million mainly related to voluntary termination benefits. As of September 30, 2006, we have incurred $155 million of the total cost of this restructuring plan that we now estimate to be between approximately $175 million to $205 million at completion, which is expected in late 2006;

•	Our ongoing 150-mm restructuring plan, which generated charges of approximately $16 million. As of September 30, 2006, we have incurred $310 million of the total expected pre-tax charges of approximately $350 million in connection with this restructuring plan announced in October 2003. We expect to incur the balance in the fourth quarter of 2006 and in early 2007, later than originally anticipated because of unforeseen customer qualification requirements. We are, however, confident that the total costs will be equivalent or lower than our original estimate of $350 million; and

•	An impairment charge of approximately $10 million was recorded pursuant to subsequent decisions to discontinue adoption of Tioga related technologies in certain products, of which $6 million corresponded to the write-off of Tioga goodwill and $4 million to impairment charges on technologies purchased as part of the Tioga business acquisition which were determined to be without any alternative use.
     In the first nine months of 2005, we incurred $113 million of impairment, restructuring charges and other related closure costs, including a $64 million impairment charge and $4 million of workforce termination benefits as part of our product pruning related to the reduction of Access technology products, a $22 million charge related to our 2005 work force reduction plan, a $12 million charge related to our 150-mm restructuring plan, a $5 million charge for back-end operations and $6 million for other restructuring initiatives completed in 2005.
     See Note 7 to our Unaudited Interim Consolidated Financial Statements.
     Operating income (loss)

	Nine Months Ended
	September 30, 2006	October 1, 2005
	(unaudited, in $ millions)
Operating income (loss)	$504	$47
As a percentage of net revenues	6.8%	0.7%

     Our operating result translated from an operating income of $47 million in the first nine months of 2005 to an operating income of $504 million in the first nine months of 2006, due to the factors positively impacting our profitability as more fully described above. See “Business Overview”.
     ASG registered an operating income of $328 million, significantly increasing from the $218 million operating income in the first nine months of 2005 mainly due to higher sales, improved manufacturing performance and expense control; as percentage of net revenue, operating income improved to 8.1% compared to 5.9% in the first nine months of 2005. MPA operating income increased to $259 million compared to $204 million in the first nine months of 2005 mainly due to significantly higher sales; as percentage of net revenue, operating income of 15.7%, an increase from 14.7% in the prior year period. MPG registered an operating income of $34 million compared to an operating loss of $145 million mainly due to double digit growth in sales, enhanced technology for both process and product architecture, improved manufacturing performance and lower operating expenses; as percentage of net revenue, operating income reached 2.1% compared to the operating loss of 10.5%.
     Interest income, net

	Nine Months Ended
	September 30, 2006	October 1, 2005
	(unaudited, in $ millions)
Interest income, net	$69	$23
     In the first nine months of 2006, interest income, net contributed $69 million compared to interest income, net of $23 million in the same period of 2005. This increase is mainly generated by our available cash resources, which increased due to our favorable operating cash flow and the issuance of our 2013 senior debt and our 2016 convertible bond offerings. The interest income, net also increased due to the interest received on our available cash resources, which exceeded the interest expense on our long term debt and the favorable upward trend of interest rates in the U.S.
     Loss on equity investments

	Nine Months Ended
	September 30, 2006	October 1, 2005
	(unaudited, in $ millions)
Loss on equity investments	$(6)	$(2)
     The loss on equity investments in the first nine months of 2006 is mainly related to our investment as minority shareholder in our joint venture in China with Hynix Semiconductor Inc.
     Income tax benefit (expense)

	Nine Months Ended
	September 30, 2006	October 1, 2005
	(unaudited, in $ millions)
Income tax benefit (expense)	$(60)	$17
     During the first nine months of 2006, we incurred an income tax expense of $60 million which is the result of the yearly effective tax rate and of the recognition of certain tax credits. The estimated effective tax rate for the year was approximately 13% computed on the basis of actual tax charges in each jurisdiction. Furthermore, the income tax expense for the period included approximately $23 million of tax benefits related to Research and Development Credits and Extraterritorial Income Exclusions (ETI) in the United States for prior periods. In the first nine months of 2005, we incurred a tax benefit, which was mainly due to the reversal of certain tax provisions for about $10 million following the conclusion of an advanced pricing agreement for the period 2001 through 2007 with the United States Internal Revenue Service and to an income tax benefit of $18 million in the United States pursuant to the application of the ETI rules and to the net loss of the period. Our tax rate is variable and depends on changes in the level of operating income within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years.

     Net income (loss)

	Nine Months Ended
	September 30, 2006	October 1, 2005
	(unaudited, in $ millions)
Net income (loss)	$506	$83
As a percentage of net revenues	6.9%	1.3%
     For the first nine months of 2006, we reported a net income of $506 million, compared to a net income of $83 million in the first nine months of 2005. Basic and diluted earnings per share for the first nine months of 2006 was $0.56 and $0.54 per share, compared to basic and diluted loss of $0.09 per share in the first nine months of 2005.
Related-Party Transactions
     One of the members of our Supervisory Board is the Chairman and CEO of France Telecom and a member of the Board of Directors of Thomson. France Telecom and its subsidiaries supply certain services to our Company and Thomson is one of our strategic customers. We believe that these transactions are made on an arms-length basis in line with market practices and conditions.
     One of the members of our Supervisory Board is the non-executive Chairman of ARM Holdings plc (“ARM”). We have certain licensing agreements with ARM, which we believe are made on an arms-length basis in line with market practices and conditions.
Impact of Changes in Exchange Rates
     Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies where we maintain our operations, particularly the euro, the Singapore dollar and the Japanese yen.
     As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for certain of our products (primarily dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the euro compared to the U.S. dollar could increase, in the short term, our level of revenues when reported in U.S. dollars; revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the euro zone or other non-U.S. dollar currency areas, our costs tend to increase when translated into U.S. dollars in case of dollar weakening or to decrease when the U.S. dollar is strengthening.
     In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations because we receive a limited part of our revenues, and more importantly, incur a significant part of our costs, in currencies other than the U.S. dollar. As described below, our effective average U.S. dollar exchange rate declined in value in 2005, particularly against the euro, causing us to report higher expenses and negatively impacting both our gross margin and operating income. Our Consolidated Statement of Income for the first nine months of 2006 includes income and expense items translated at the average U.S. dollar exchange rate for the period, which strengthened compared to the equivalent period a year ago producing a benefit to our gross margin.
     Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues.

Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our income statement, in particular with respect to a portion of cost of goods sold, most of the research and development expenses and certain selling and general and administrative expenses, located in the euro zone. Our effective exchange rate of the euro to the U.S. dollar was $1.23 for €1.00 for the first nine months of 2006 compared to $1.30 for €1.00 in the first nine months of 2005. In the third quarter of 2006, our effective exchange rate was approximately $1.26 for €1.00 compared to $1.30 for €1.00 in the third quarter of 2005 and $1.23 for €1.00 in the second quarter of 2006. These effective exchange rates reflect the actual exchange rates combined with the impact of hedging contracts matured in the period.
     As of September 30, 2006, the outstanding hedged amounts to cover manufacturing costs were €365 million and to cover operating expenses were €305 million, at an average rate of about $1.28 per euro for both. These outstanding hedged amounts mature over the period from October 2006 to February 2007. As of September 30, 2006, these hedging contracts represented a deferred loss of approximately $5 million after tax, registered in other comprehensive income in shareholders’ equity, compared to a deferred loss of $7 million after tax as of October 1, 2005 and a deferred profit of approximately $12 million after tax as of July 1, 2006. Our hedging policy is not intended to cover the full exposure. In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we entered into foreign currency exchange instruments to hedge foreign currency exposure in payables or receivables at our affiliates. We may, in the future, use similar types of instruments for hedging purposes. For full details of quantitative and qualitative information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our Form 20-F, as may be updated from time to time in our public filings. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar.
     In the first nine months of 2006, as the result of cash flow hedging, we recorded a net profit of $19 million, consisting of a profit of $6 million to cost of sales, a profit of $10 million to research and development expenses, and a profit of $3 million to selling, general and administrative expenses, while in the first nine months of 2005, we registered a total loss of $73 million. We registered a net loss of $10 million in “Other income and expenses, net” due to the utilization in the first nine months of 2006 of foreign exchange forward contracts on a rolling basis to hedge intercompany payables and receivables in euros, the negative interest differential between euro and dollars has been entirely reflected in the $10 million loss. Starting from the third quarter of 2006, the impact of the negative interest differential has been drastically reduced with a total loss of $1 million due to significant decrease of utilization of foreign exchange forward contracts to hedge intercompany payables and receivables. No foreign exchange losses have been recorded due to trading activities.
     In the third quarter of 2006 as the result of cash flow hedging, we recorded a net profit of $12 million consisting of profits of $7 million to cost of sales, $4 million to research and development expenses, and $1 million to selling, general and administrative expenses. In the third quarter of 2005, we registered a total loss of $59 million, and in the second quarter of 2006, a total profit of $13 million. As the result of the gains or losses on exchange on all the other transactions not designated as a cash flow hedge, in the third quarter of 2006, we registered a net loss of $1 million in “Other income and expenses, net” entirely due to the interest cost of hedging with forward contracts.
     Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in euros as their functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At September 30, 2006, our outstanding indebtedness was denominated principally in U.S. dollars, in euros and in Singapore dollars.
     Effective January 1, 2006, we have changed the organization of our Corporate Treasury now reporting to our Chief Financial Officer and reorganized under the lead of a newly appointed Corporate Treasurer. Simultaneously, we created a Treasury Committee to steer treasury activities and to ensure compliance with corporate policies.

     For a more detailed discussion, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar” as set forth in our Form 20-F as may be updated from time to time in our public filings.
Impact of Changes in Interest Rates
     As a result of the fixed rate long-term convertible debt we issued in the first quarter of 2006, we have increased the level of cash resources we invest at floating short-term interest rates. In response to the possible risk of interest rate mismatch, in the second quarter of 2006, we entered into interest rate swaps to hedge a portion of the fixed rate obligations on our outstanding long-term debt with floating rate derivative instruments.
     Of the $974 million in 2016 Convertible Bonds issued in the first quarter of 2006, we entered into interest rate swaps for $200 million of the principal amount of the bonds, swapping the 1.5% yield equivalent on the bonds for 6 Month USD LIBOR minus 3.375%. Our hedging policy is not intended to cover the full exposure and all risks associated with these instruments.
     As of September 30, 2006, the 10 year U.S. swap interest rate was 5.17% as compared to 5.64% at the inception of the transaction, on June 14, 2006. The fair value of the swaps as of September 30, 2006 was $5 million since they were executed at higher market rates. In compliance with FAS 133 provisions on fair value hedges, the net impact of the hedging transaction on our income statement was the ineffective part of the hedge, which resulted in a net loss of less than $1 million for the third quarter of 2006 and was recorded in “Other income and expenses, net”. These interest rate swaps were designed and are expected to effectively replicate the bond’s behavior through a wide range of changes in financial market conditions and decisions made by both the holders of the bonds and us, thus being classified as highly effective hedges; however no assurance can be given that our hedging activities will sufficiently protect us against future significant movements in interest rates.
     We may in the future enter into further interest rate swap transactions related to the 2016 Convertible Bonds or other fixed rate instruments. For full details of quantitative and qualitative information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our Form 20-F, as may be updated from time to time in our public filings.
Liquidity and Capital Resources
     Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated “A” or better, part of our liquidity is also held in euros to naturally hedge intercompany payables in the same currency and is placed with financial institutions rated at least a Single A long term rating, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our Form 20-F, as may be updated from time to time in our public filings. At September 30, 2006, there had been no material change in foreign currency operations and hedging transactions exposures from those disclosed in our Form 20-F, as may be updated from time to time in our public filings.
     At September 30, 2006, cash and cash equivalents totaled $1,958 million, compared to $2,027 million as of December 31, 2005 and to $2,892 million as of July 1, 2006. Our available cash increased in the first nine months of 2006 due to the proceeds from our 2013 and 2016 debt offerings and the positive net operating cash flow; however, available cash decreased between the second quarter of 2006 and the third quarter 2006 as a result of the early redemption of substantially all of our 2013 Convertible Bonds. At September 30, 2006, we also had investments of $501 million in short term deposits with a maturity between three months and one year. These deposits are held at various banks with a single A minimum rating in order to diversify our credit concentration.

Interest on these deposits is paid at maturity with interest rates fixed at inception for the duration of the deposits. The principal will be repaid at final maturity. As of September 30, 2006 and July 1, 2006, we had $100 million in marketable securities, which are rated Aa3. As of December 31, 2005, we did not have marketable securities or short-term deposits.
Cash Flow
     In the third quarter of 2006, we maintained a significant cash position and improved furthermore our net debt to equity ratio of -0.067(1). This cash position provides us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities. Net cash from operating activities was $555 million in the third quarter of 2006, while net cash used in investing activities was $73 million.
     Net cash from operating activities. Our net cash from operating activities remained at a high level and amounted to $1,932 million in the first nine months of 2006, significantly exceeding the $1,243 million in the first nine months of 2005. This was due to increased profitability and favorable changes in current assets and liabilities.
     In the first nine months of 2006, changes in our current assets and liabilities resulted in net cash generated of $94 million compared to net cash used of $363 million in the first nine months of 2005, as a result of the following changes:
•	trade receivables used net cash of $163 million, compared to $119 million in the first nine months of 2005 due to a higher amount of revenues;

•	inventory used net cash of $135 million, due to production running at almost full capacity required by the high level of backlog, compared to $152 million in the first nine months of 2005; and

•	trade payables generated a favorable change of $235 million in line with increased purchasing activities, while using net cash of $33 million in the first nine months of 2005.
     Net cash used in investing activities. Net cash used in investing activities was $2,025 million in the first nine months of 2006, compared to $1,788 million in the first nine months of 2005. This increase was primarily due to temporary investments of our available cash in short-term deposits. In line with our objective to selectively control the level of capital investments, payments for purchases of tangible assets decreased to $1,147 million in the first nine months of 2006 compared to the $1,211 million in the first nine months of 2005. In the first nine months of 2006, we fulfilled our equity investment commitment to our joint venture with Hynix in China for the amount of $212 million. Furthermore, payments for purchases of marketable securities amounted to $100 million compared to $525 million in the first nine months of 2005.
     Net operating cash flow. We define net operating cash flow as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities and short-term deposits. We believe net operating cash flow provides useful information for investors because it measures our capacity to generate cash from our operating investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies.

(1)	Net debt (cash) to total shareholders’ equity ratio is a non-U.S. GAAP financial measure. The most directly comparable U.S. GAAP financial measure is considered to be “Debt-to-Equity Ratio”. However, this ratio measures gross debt relative to equity, and does not reflect the current cash position of the Company. We believe that our net debt (cash) to total shareholders’ equity ratio is useful to investors as a measure of our financial position and leverage. The ratio is computed on the basis of our net financial position divided by total shareholders’ equity. Our net financial position is the difference between our total cash position (cash and cash equivalents, marketable securities and short-term deposits) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). For more information on our net financial position, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources — Net financial position” in our Form 20-F. Our computation of net debt (cash) to total shareholders’ equity ratio may not be consistent with that of other companies, which could make comparability difficult.

Net operating cash flow is determined as follows from our Unaudited Interim Consolidated Statements of Cash Flow:

	Nine Months Ended
	September 30, 2006	October 1, 2005
	(unaudited, in $ millions)
Net cash from operating activities	$1,932	$1,243
Net cash used in investing activities	(2,025)	(1,788)
Payment for purchase and proceeds from marketable securities, net and short-term deposits	602	525
Net operating cash flow	$509	$(20)
     We generated favorable net operating cash flow of $509 million in the first nine months of 2006, compared to negative net operating cash flow of $20 million in the first nine months of 2005. This cash flow was mainly generated by the strong increase in cash from operating activities exceeding the cash used in purchasing of tangible, intangible assets and equity investments.
     Net cash used in financing activities. Net cash used in financing activities was $26 million in the first nine months of 2006 compared to net cash of $144 million used in financing activities in the first nine months of 2005. The net cash used in financing activities is mainly due to the balance of the proceeds from the issuance of our 2013 Senior Bonds and 2016 Convertible Bonds, which amounted to $1,562 million in the first nine months of 2006, and the repayment of long-term debts, primarily the redemption of the 2013 Convertible Bonds, of $1,497 million in the first nine months of 2006. In both the first nine months of 2005 and 2006, we paid dividends in the amount of $107 million.
Capital Resources
     Net financial position
     We define our net financial position as the difference between our total cash position (cash, cash equivalents, marketable securities and short-term deposits) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). Net financial position is not a U.S. GAAP measure. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. The net financial position is determined as follows from our Unaudited Interim Consolidated Balance Sheet as at September 30, 2006:

	As at
	September 30, 2006		December 31, 2005
	(unaudited)	(in $ millions)	(audited)
Cash and cash equivalents	$1,958		$2,027
Marketable securities	100		—
Short term deposits	501		—
Total cash position	2,559		2,027
Bank overdrafts	—		(11)
Current portion of long-term debt	(139)		(1,522)
Long-term debt	(1,799)		(269)
Total financial debt	(1,938)		(1,802)
Net financial position	$621		$225
     The net financial position (cash, cash equivalents, marketable securities and short term deposits net of total financial debt) as of September 30, 2006 was a net cash position in the amount of $621 million, representing an improvement of $396 million due to improved cash generation in the period.
     At September 30, 2006, the aggregate amount of our long-term debt was $1,799 million, including $988 million of our 2016 Convertible Bonds and $633 million of our 2013 Senior Bonds (corresponding to the €500 million issuance). Additionally, the aggregate amount of our total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $1,109 million, which were not used at September 30, 2006.

Our long-term financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds.
     As of September 30, 2006, we have the following credit ratings on our 2013 and 2016 bonds:

	Moody’s Investors Service	Standard & Poor’s
Zero Coupon Senior Convertible Bonds due 2013	A3	A–
Zero Coupon Senior Convertible Bonds due 2016	A3	A–
Floating Rate Senior Bonds due 2013	A3	A–
     On September 30, 2006, Moody’s issued a credit report confirming the above ratings and a previously issued “negative” outlook.
     In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.
Contractual Obligations, Commercial Commitments and Contingencies
     Our contractual obligations and commercial commitments as of September 30, 2006, and for each of the five years to come and thereafter, were as follows:

	Payments due by period
	(unaudited, in $ millions)
	Total	2006	2007	2008	2009	2010	2011	Thereafter
Capital leases(2)	$29	$1	$6	$6	$5	$6	$2	$3
Operating leases(1)	270	15	46	37	32	26	23	91
Purchase obligations(1)	1,040	631	359	50	—	—	—	—
of which:
Equipment purchase	588	321	267	—	—	—	—	—
Foundry purchase	275	275	—	—	—	—	—	—
Software, technology licenses and design	177	35	92	50	—	—	—	—
Joint Venture Agreement with Hynix Semiconductor Inc.(1)(4)	250	250	—	—	—	—	—	—
Other obligations(1)	116	18	61	21	8	3	1	4
Long-term debt obligations (including current portion)(2)(3)	1,938	27	130	67	26	23	997	668
Pension obligations(2)	288	9	19	20	25	19	15	181
Other non-current liabilities(2)	18	4	2	3	3	3	1	2
Total	$3,949	$955	$623	$204	$99	$80	$1,039	$949

(1)	Items not reflected on the Unaudited Interim Consolidated Balance Sheet at September 30, 2006.

(2)	Items reflected on the Unaudited Interim Consolidated Balance Sheet at September 30, 2006.

(3)	See Note 12 to the Unaudited Interim Consolidated Financial Statements at September 30, 2006 for additional information related to long-term debt and redeemable convertible securities.

(4)	These amounts correspond to the $250 million in debt financing that we have committed to provide.
     Operating leases are mainly related to building leases. The amount disclosed is composed of minimum payments for future leases from 2006 to 2011 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.
     Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.
     We signed a joint venture agreement with Hynix Semiconductor Inc., (“Hynix”) on November 16, 2004 to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. We paid $250 million of capital contributions up to September 30, 2006, of which $212 million was paid in the first nine months of 2006; we have completed our capital contribution in the joint venture. In addition, we are committed to grant long-term financing up to $250 million to the new joint venture guaranteed by subordinated collateral on the joint venture’s assets which will be performed in the fourth quarter of 2006. Furthermore, we have contingent future loading obligations to purchase products from the joint venture, which have not been included in the table above because, at this stage, the amounts remain contingent and non-quantifiable.

     Long-term debt obligations mainly consist of bank loans, convertible and non-convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. At the holder’s option, any outstanding 2013 Convertible Bonds were redeemable on August 4, 2006 at a conversion ratio of $985.09.
     On August 7, 2006, as a result of almost all of the holders of our 2013 Convertible Bonds exercising the August 4, 2006 put option, we repurchased $1,397 million aggregate principal amount of the outstanding convertible bonds. The outstanding 2013 Convertible Bonds, corresponding to approximately $2 million and approximately 2,505 bonds, may be redeemed, at the holder’s option, for cash on August 5, 2008 at a conversion ratio of $975.28, or on August 5, 2010 at a conversion ratio of $965.56, subject to adjustments in certain circumstances.
     In February 2006, we issued $974 million principal amount at maturity of Zero Coupon Senior Convertible Bonds due in February 2016. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days.
     Subsequently, in March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly-owned subsidiaries, issued Floating Rate Senior Bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. The notes have a put for early repayment in case of a change of control.
     Pension obligations amounting to $288 million consist of our best estimates of the amounts that will be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timings of such payments may vary significantly due to early retirements or terminations. This amount does not include the additional pension plan granted in the first quarter of 2005 by our Supervisory Board to our former CEO and to a limited number of retired senior executives and to our executive management in the fourth quarter of 2005. This plan resulted in a liability of $9 million and a payment of $10 million, which offset the full liability.
     Other non-current liabilities include future obligations related to our restructuring plans and miscellaneous contractual obligations.
     Other obligations primarily relate to contractual firm commitments with respect to cooperation agreements.
     Off-Balance Sheet Arrangements
     As described above, we signed a joint venture agreement in 2004 with Hynix to build a $2 billion front-end memory-manufacturing facility in China. At September 30, 2006, we had not provided yet any debt financing to the joint venture under our commitment described above. Our current maximum exposure to loss, as a result of our involvement with the joint venture, is limited to our equity investment of $250 million and debt financing commitment of up to $250 million. In the fourth quarter of 2006, we expect to provide up to $250 million in debt financing to the joint venture by way of a guarantee by depositing such amount with a bank, which will then loan an equivalent amount to the joint venture; of this amount $150 million has been made available in late October 2006. We expect to provide the remaining $100 million in debt financing within the fourth quarter of 2006.
     At September 30, 2006, we had convertible debt instruments outstanding. Our convertible debt instruments contain certain conversion and redemption options that are not required to be accounted for separately in our financial statements.
     We had no other material off-balance sheet arrangements at September 30, 2006.

Financial Outlook
     Our capital expenditures plan for 2006 is approximately $1.6 billion, which is $200 million lower than originally planned representing an increase compared to the $1.4 billion spent in 2005. However, the capital expenditure to sales ratio remained substantially flat at around 16% in the last two years. Due to increased sourcing from foundries and higher productivity of our capital spending, we spent $1,147 million, in the first nine months of 2006. This capital investment plan is aimed at mitigating capital intensity and maximizing the return from our capital spending. The major part of our capital spending, driven by demand requirements, is dedicated to our leading edge technology fabs by increasing capacity in our 300-mm fabs and for technology upgrades and saturation of our existing 200-mm fabs. We have the flexibility to modulate our investments in response to changes in market conditions, and we are ready to accelerate or slow down investments in leading-edge technologies if market trends require. At September 30, 2006, we had $321 million in outstanding commitments for equipment purchases for 2006 and $267 million for 2007.
     The most significant of our 2006 capital expenditure projects are expected to be: for the front-end facilities, (i) the expansion of the 300-mm front-end joint project with NXP B.V. (formerly Philips Semiconductor International B.V.) and Freescale Semiconductor Inc., in Crolles 2 (France); (ii) the capacity expansion and the upgrading to finer geometry technologies for our 200-mm plant in Rousset (France); (iii) the capacity expansion and the upgrading of our 200-mm plant in Singapore; (iv) the upgrading of our 200-mm fab and pilot line in Agrate (Italy); and (v) for the back-end facilities, the capital expenditures will be mainly dedicated to the capacity expansion in our plants in Shenzhen (China), Bouskoura (Morocco) and Muar (Malaysia). We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.
     As part of our refinancing strategy, we issued Zero Coupon Senior Convertible Bonds due 2016 representing total proceeds of $974 million in the first quarter of 2006. We used the proceeds of this offering primarily for the repurchase of our 2013 Convertible Bonds on August 7, 2006. Excess proceeds will be used for general corporate purposes.
     Furthermore, in the first quarter of 2006, we issued €500 million Floating Rate Senior Bonds due 2013 in the Euro Debt Capital Market. This debt issuance gives us the flexibility to access the euro-denominated capital markets to finance our corporate needs. We used the proceeds of this offering primarily for general corporate purposes.
Impact of Recently Issued U.S. Accounting Standards
     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, and the related FASB Staff Positions (collectively “FAS 123R”). This Statement revises FASB Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS 123R requires a public entity to measure the cost of share-based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. FAS 123R also requires more extensive disclosures than the previous standards relating to the nature of share-based payment transactions, compensation cost and cash flow effects. On April 14, 2005, the U.S. Securities and Exchange Commission amended the effective date of FAS 123R; the Statement now applies to all awards granted and to all unvested awards modified, repurchased, or cancelled during the first annual reporting period beginning after June 15, 2005.

FAS 123R provides a choice of transition methods including the modified prospective application method, which allows discretionary restatement of interim periods during the calendar year of adoption, or the modified retrospective application method, which allows the restatement of the prior years presented. Each method requires the cumulative effect of initially applying FAS 123R to be recognized in the period of adoption. We early adopted FAS 123R in the fourth quarter of 2005 using the modified prospective application method. As such, we have not restated prior periods to reflect the recognition of stock-based compensation cost. We redefined in the second quarter of 2005 our equity-based compensation strategy, since it had become minimally effective in motivating and retaining key-employees. We will no longer grant options but rather issue nonvested shares. As part of this revised equity-based compensation policy, we decided in July 2005 to accelerate the vesting period of all outstanding unvested stock options. These options totalling approximately 32 million had no intrinsic economic value based on the market price of the shares at the date of acceleration. This acceleration of the vesting period for outstanding options will avoid any future compensation expense under the new standard. Accordingly, we did not recognize any cumulative effect of initially adopting FAS 123R since no outstanding unvested stock awards existed as of the adoption date of FAS 123R following the acceleration of the vesting period.
     In 2005, we adopted Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). FIN 47 clarifies certain terms of Financial Accounting Standards Board No. 143, Accounting for Asset Retirement Obligations (FAS 143), and related FASB Staff Positions, and deals with obligations to perform asset retirement activities in which the timing and (or) method of settlement are conditional on a future event, such as legal requirements surrounding asbestos handling and disposal that are triggered by demolishing or renovating a facility. The new guidance requires entities to recognize liabilities for these obligations if the fair value of a conditional asset retirement obligation can be reasonably estimated. Upon adoption of FIN 47, we identified our conditional asset retirement obligations and determined that none had a material effect on our financial position or results of operations.
     In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140 (“FAS 155”). The statement amended Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”). The primary purposes of this statement were (1) to allow companies to select between bifurcation of hybrid financial instruments or fair valuing the hybrid as a single instrument, (2) to clarify certain exclusions of FAS 133 related to interest and principal-only strips, (3) to define the difference between freestanding and hybrid securitized financial assets, and (4) to eliminate the FAS 140 prohibition of Special Purpose Entities holding certain types of derivatives. The statement is effective for annual periods beginning after September 15, 2006, with early adoption permitted prior to a company issuing first quarter financial statements. We chose not to early adopt FAS 155 during our first quarter 2006 and we do not expect FAS 155 will have a material effect on our financial position and results of operations upon final adoption.
     In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (“FAS 156”). This statement requires initial fair value recognition of all servicing assets and liabilities for servicing contracts entered in the first fiscal period beginning after September 15, 2006. After initial recognition, the servicing assets and liabilities are either amortized over the period of expected servicing income or loss or fair value is reassessed each period with changes recorded in earnings for the period. We do not expect FAS 156 will have a material effect on our financial position and results of operations upon final adoption.
     In June 2006, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). The interpretation seeks to clarify the accounting for tax positions taken, or expected to be taken, in a company’s tax return and the uncertainty as to the amount and timing of recognition in the company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The interpretation sets a two step process for the evaluation of uncertain tax positions. The recognition threshold in step one permits the benefit from an uncertain position to be recognized only if it is more likely than not, or 50 percent assured that the tax position will be sustained upon examination by the taxing authorities.

The measurement methodology in step two is based on “cumulative probability”, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority. The interpretation also addresses derecognising previously recognized tax positions, classification of related tax assets and liabilities, accrual of interest and penalties, interim period accounting, and disclosure and transition provisions. The interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the potential impact of adopting FIN 48 and whether its adoption will have a material effect on our financial position and results of operations.
     In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded (i.e. stock awards, measurements requiring vendor specific objective evidence, and inventory pricing). The hierarchy places the greatest relevance on Level 1 inputs which include quoted prices in active markets for identical assets or liabilities. Level 2 inputs, which are observable either directly or indirectly, and include quoted prices for similar assets or liabilities, quoted prices in non-active markets, and inputs that could vary based on either the condition of the assets or liabilities or volumes sold. The lowest level of the hierarchy, Level 3, is unobservable inputs and should only be used when observable inputs are not available. This would include company level assumptions and should be based on the best available information under the circumstances. FAS 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. We will adopt FAS 157 in 2007 and we do not expect FAS 157 will have a material effect on our financial position and results of operations.
     In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“FAS 158”). This statement requires companies to account for the overfunded and underfunded status of defined benefit and other post retirement plans in their financial statements, with offsetting entries made to accumulated other comprehensive income. The statement will also require additional disclosures for such plans. The overfunded or underfunded status of the defined benefit plans are calculated as the difference between plan assets and the projected benefit obligations. Overfunded plans may not be netted against underfunded plans and must be shown separately in the financial statements. The recording of the funded status removes the prior requirements for recording additional minimum liabilities and intangible assets on unfunded plans due to the requirement to record the full unfunded amount as a liability. In addition to the funding requirements, FAS 158 requires companies to obtain actuarial valuations for the plans as of the year end, and does not allow estimates based on dates up to three months prior to year end as previously allowed under FAS 132(R). The requirements to record the overfunded and underfunded positions are effective for years ending after December 15, 2006. The requirements for performance of valuations at the end of the year are effective for years ending after December 15, 2007, with early adoption encouraged. We will adopt both the funding requirements and the valuation date requirements on a prospective basis for the year ended December 31, 2006. The estimated effects of adoption of FAS 158 for the year ended December 31, 2006 will be an increase in gross pension liabilities of $69 million, intangible assets on the unfunded plans will decrease $1 million, and the offsetting adjustment will be recorded through accumulated other comprehensive income. These amounts are gross before adjustment for deferred tax effects, the potential impact of which are being evaluated.
Backlog and Customers
     We entered the fourth quarter of 2006 with a backlog approximately 13% lower than we had entering the third quarter of 2006. In the third quarter of 2006, we had several large customers, with the Nokia Group of companies being the largest and accounting for approximately 22% of our revenues. Total original equipment manufacturers (“OEMs”) accounted for approximately 81% of our net revenues, of which the top ten OEM customers accounted for approximately 51%. Distributors accounted for approximately 19% of our net revenues. We have no assurance that the Nokia Group of companies, or any other large customer, will continue to generate revenues for us at the same levels.

If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.
Changes to Our Share Capital, Stock Option Grants and Other Matters
     The following table sets forth changes to our share capital as of September 30, 2006:

						Nominal
						value of	Amount of	Cumulative
			Nominal	Cumulative	Cumulative	increase/	issue	issue
		Number	value	amount of	number of	reduction	premium	premium
Year	Transaction	of shares	(euro)	capital (euro)	shares	in capital	(euro)	(euro)
December 31, 2005	Exercise of options	227,130	1.04	944,137,250	907,824,279	236,215	2,062,234	1,734,713,554
September 30, 2006	Exercise of options	2,331,454	1.04	946,561,962	910,155,733	2,424,712	19,816,680	1,754,530,234
     The following table summarizes the amount of stock options authorized to be granted exercised, cancelled and outstanding as of September 30, 2006:

	Employees		Supervisory Board
	1995 Plan	2001 Plan	1996	1999	2002	Total
Remaining amount authorized to be granted	—	—	—	—	—	—
Amount exercised	14,523,601	9,850	328,500	18,000	—	14,879,951
Amount cancelled	3,053,987	5,478,093	72,000	63,000	24,000	8,691,080
Amount outstanding	13,984,353	42,246,240	—	342,000	372,000	56,944,593
     The Supervisory Board was authorized to grant 29,200 options at an exercise price of $16.73 on January 31, 2005 and 13,000 options at an exercise price of $17.31 on March 17, 2005.
     During our Annual General Meeting of Shareholders held on March 18, 2005, the amendment of our existing 2001 Employee Stock Option Plan proposed by our Supervisory Board was approved. In connection with the overall change of our stock-based compensation policy, our Supervisory Board decided to accelerate the vesting of all outstanding stock options in July 2005. In addition, non-vested stock awards were granted to employees in October 2005. The maximum number of non-vested shares granted was 4.1 million shares which fall within the outstanding amount of options to be granted under our existing 2001 Stock Option Plan.
     Pursuant to the resolutions adopted during the Annual General Meeting of Shareholders of 2005 and upon the recommendation of the Compensation Committee, the Supervisory Board also approved the terms and conditions of the 2005 Supervisory Board Stock Based Compensation Plan for members and professionals. Supervisory Board members and professionals also received non-vested shares in October 2005.
     The grant of the above-mentioned 4.1 million shares was tied to our financial performance, according to three predetermined and quantifiable criteria fixed by our Supervisory Board. In April 2006, our Compensation Committee determined that two out of the three criteria had been met and that therefore a maximum of approximately 2.7 million shares would vest under the 2005 employee stock-based compensation plan. As of September 30, 2006, 635,326 of the common shares repurchased had been transferred to employees under the Company’s share based remuneration programs, following the vesting as of April 27, 2006 of the first tranche of the stock award plan granted in 2005.
     Pursuant to the approval of the new employee stock-based compensation plan as well as the grant of stock-based compensation to our President and CEO and further to a decision of the Compensation Committee of our Supervisory Board, we are authorized to grant up to 5.1 million shares, at no consideration, to our employees and President and CEO subject to conditions linked to Company performance and continued presence fixed by the Compensation Committee of our Supervisory Board. On September 29, 2006, our Compensation Committee of our Supervisory Board granted the 5.1 million shares to senior executives and selected employees.

Disclosure Controls and Procedures
     Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to our Company was made known to them by others within our Company, particularly during the period when this Form 6-K was being prepared.
     There were no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls during the period covered by this report, nor were there any material weaknesses in our internal controls requiring corrective actions in addition to those taken from time to time.
Other Reviews
     We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.
Cautionary Note Regarding Forward-Looking Statements
     Some of the statements contained in “Overview–Business Outlook” and in “Liquidity and Capital Resources–Financial Outlook” and elsewhere in this Form 6-K, that are not historical facts, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:
•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	pricing pressures, losses or curtailments of purchases from key customers;

•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	changes in the exchange rates between the U.S. dollar and the euro, compared to our effective exchange rate of $1.27 = €1.00 (as assumed on October 24, 2006, the date we issued our third quarter/first nine months results) and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•	our ability to manage our fixed costs structure, including our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs in an intensively competitive and cyclical industry;

•	our ability in an intensive competitive environment, to secure customer acceptance and to achieve our pricing expectations for high volume supplies of new products in which we have or are currently investing in developing;

•	the anticipated benefits of research and development alliances and cooperative activities, as well as the continued pursuit as currently structured of our various alliances, in the field of development of new advanced technologies or products;

•	the ability of our suppliers to meet our demands for products and to offer competitive pricing;

•	changes in the economic, social or political environment, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we and our key customers operate;

•	changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits;

•	our ability to obtain required licenses on third-party intellectual property, the outcome of litigation and the results of actions by our competitors; and

•	our ability to make consistent changes in our taxation rate, tax provisions and deferred tax assets.
     Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “may”, “will”, “should”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.
     Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(unaudited)
	September 30,	October 1,
In million of U.S. dollars except per share amounts	2006	2005

Net sales	2,502	2,246
Other revenues	11	1

Net revenues	2,513	2,247
Cost of sales	(1,609)	(1,481)

Gross profit	904	766
Selling, general and administrative	(264)	(248)
Research and development	(421)	(401)
Other income and expenses, net	(5)	(3)
Impairment, restructuring charges and other related closure costs	(20)	(12)

Operating income	194	102
Interest income, net	17	8
Loss on equity investments	(1)	(2)

Income before income taxes and minority interests	210	108
Income tax expense	(2)	(18)

Income before minority interests	208	90
Minority interests	(1)	(1)

Net income	207	89

Earnings per share (Basic)	0.23	0.10

Earnings per share (Diluted)	0.22	0.10

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended
	(unaudited)
	September 30,	October 1,
In million of U.S. dollars except per share amounts	2006	2005

Net sales	7,356	6,489
Other revenues	15	4

Net revenues	7,371	6,493
Cost of sales	(4,748)	(4,328)

Gross profit	2,623	2,165
Selling, general and administrative	(786)	(766)
Research and development	(1,238)	(1,228)
Other income and expenses, net	(28)	(11)
Impairment, restructuring charges and other related closure costs	(67)	(113)

Operating income	504	47
Interest income, net	69	23
Loss on equity investments	(6)	(2)

Income before income taxes and minority interests	567	68
Income tax benefit (expense)	(60)	17

Income before minority interests	507	85
Minority interests	(1)	(2)

Net income	506	83

Earnings per share (Basic)	0.56	0.09

Earnings per share (Diluted)	0.54	0.09

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	As at
	September 30,	December 31,
In million of U.S. dollars	2006	2005
	(unaudited)	(audited)

Assets
Current assets :
Cash and cash equivalents	1,958	2,027
Marketable securities	100	—
Short-term deposits	501	—
Trade accounts receivable, net	1,643	1,490
Inventories, net	1,586	1,411
Deferred tax assets	192	152
Other receivables and assets	594	531

Total current assets	6,574	5,611

Goodwill	220	221
Other intangible assets, net	216	224
Property, plant and equipment, net	6,429	6,175
Long-term deferred tax assets	73	55
Investments and other non-current assets	390	153

	7,328	6,828

Total assets	13,902	12,439

Liabilities and shareholders’ equity
Current liabilities:
Bank overdrafts	—	11
Current portion of long-term debt	139	1,522
Trade accounts payable	1,344	965
Other payables and accrued liabilities	745	642
Deferred tax liabilities	5	7
Accrued income tax	179	152

Total current liabilities	2,412	3,299

Long-term debt	1,799	269
Reserve for pension and termination indemnities	288	270
Long-term deferred tax liabilities	64	55
Other non-current liabilities	18	16

	2,169	610

Total liabilities	4,581	3,909

Commitment and contingencies

Minority interests	50	50

Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,155,733 shares issued, 897,391,059 shares outstanding)	1,156	1,153
Capital surplus	2,004	1,967
Accumulated result	5,811	5,427
Accumulated other comprehensive income	632	281
Treasury stock	(332)	(348)

Shareholders’ equity	9,271	8,480

Total liabilities and shareholders’ equity	13,902	12,439

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	(unaudited)
	September 30,	October 1,
In million of U.S. dollars	2006	2005

Cash flows from operating activities:
Net income	506	83
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	1,337	1,482
Amortization of discount on convertible debt	13	3
Other non-cash items	13	7
Minority interest in net income of subsidiaries	1	2
Deferred income tax	(40)	(40)
Loss on equity investments	6	2
Impairment, restructuring charges and other related closure costs, net of cash payments	2	67
Changes in assets and liabilities:
Trade receivables, net	(163)	(119)
Inventories, net	(135)	(152)
Trade payables	235	(33)
Other assets and liabilities, net	157	(59)

Net cash from operating activities	1,932	1,243

Cash flows from investing activities:
Payment for purchase of tangible assets	(1,147)	(1,211)
Payment for purchase of marketable securities	(100)	(525)
Investment in short-term deposits	(903)	—
Proceeds from the sale of short-term deposits	401	—
Investment in intangible and financial assets	(71)	(27)
Proceeds from the sale of Accent subsidiary	7	—
Capital contributions to equity investments	(212)	(25)

Net cash used in investing activities	(2,025)	(1,788)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,562	25
Repayment of long-term debt	(1,497)	(90)
Decrease in short-term facilities	(12)	(5)
Capital increase	28	32
Dividends paid	(107)	(107)
Other financing activities	—	1

Net cash used in financing activities	(26)	(144)

Effect of changes in exchange rates	50	(19)

Net cash decrease	(69)	(708)

Cash and cash equivalents at beginning of the period	2,027	1,950

Cash and cash equivalents at end of the period	1,958	1,242

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Shareholders’
In million of U.S. dollars, except per share amounts	Stock	Surplus	Stock	Result	income (loss)	Equity
Balance as of December 31, 2004 (Audited)	1,150	1,924	(348)	5,268	1,116	9,110
Capital increase	3	32				35
Stock-based compensation expense		11				11
Comprehensive income (loss):
Net Income				266		266
Other comprehensive loss, net of tax					(835)	(835)

Comprehensive income (loss)						(569)
Dividends, $0.12 per share				(107)		(107)

Balance as of December 31, 2005 (Audited)	1,153	1,967	(348)	5,427	281	8,480

Capital increase	3	25				28
Stock-based compensation expense		12	16	(15)		13
Comprehensive income (loss):
Net Income				506		506
Other comprehensive income, net of tax					351	351

Comprehensive income (loss)						857
Dividends, $0.12 per share				(107)		(107)

Balance as of September 30, 2006 (Unaudited)	1,156	2,004	(332)	5,811	632	9,271

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
Notes to Interim Consolidated Financial Statements (unaudited)
1. The Company
STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its statutory domicile in Amsterdam. The Company was formed in 1987 with the original name of SGS-THOMSON Microelectronics by the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company.
The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.
2. Fiscal year
The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis. In 2006, the Company’s first quarter ended on April 1, its second quarter ended on July 1, its third quarter ended on September 30 and its fourth quarter will end on December 31.
3. Basis of Presentation
The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2005. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.
All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts.
The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005.

4. Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory, accruals for warranty costs, litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, stock based compensation charges, assumptions used in calculating pension obligations and share-based compensation, assessment of hedge effectiveness of derivative instruments, deferred income tax assets including required valuation allowances and liabilities as well as evaluation of tax positions and provisions for specifically identified income tax exposures. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.
5. Recent Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, and the related FASB Staff Positions (collectively “FAS 123R”). This Statement revises FASB Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS 123R requires a public entity to measure the cost of share-based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. FAS 123R also requires more extensive disclosures than the previous standards relating to the nature of share-based payment transactions, compensation cost and cash flow effects. On April 14, 2005, the U.S. Securities and Exchange Commission amended the effective date of FAS 123R; the Statement now applies to all awards granted and to all unvested awards modified, repurchased, or cancelled during the first annual reporting period beginning after June 15, 2005. FAS 123R provides a choice of transition methods including the modified prospective application method, which allows discretionary restatement of interim periods during the calendar year of adoption, or the modified retrospective application method, which allows the restatement of the prior years presented. Each method requires the cumulative effect of initially applying FAS 123R to be recognized in the period of adoption. The Company early adopted FAS 123R in the fourth quarter of 2005 using the modified prospective application method.

As such, the Company has not restated prior periods to reflect the recognition of stock-based compensation cost. The Company redefined in the second quarter of 2005 its equity-based compensation strategy, since it had become minimally effective in motivating and retaining key-employees. The Company will no longer grant options but rather issue nonvested shares. As part of this revised equity-based compensation policy, the Company decided in July 2005 to accelerate the vesting period of all outstanding unvested stock options. These options totaling approximately 32 million had no intrinsic economic value based on the market price of the shares at the date of acceleration. This acceleration of the vesting period for outstanding options will avoid any future compensation expense under the new standard. Accordingly, the Company did not recognize any cumulative effect of initially adopting FAS 123R since no outstanding unvested stock awards existed as of the adoption date of FAS 123R following the acceleration of the vesting period.
In 2005, the Company adopted Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). FIN 47 clarifies certain terms of Financial Accounting Standards Board No. 143, Accounting for Asset Retirement Obligations (FAS 143), and related FASB Staff Positions, and deals with obligations to perform asset retirement activities in which the timing and (or) method of settlement are conditional on a future event, such as legal requirements surrounding asbestos handling and disposal that are triggered by demolishing or renovating a facility. The new guidance requires entities to recognize liabilities for these obligations if the fair value of a conditional asset retirement obligation can be reasonably estimated. Upon adoption of FIN 47, the Company identified its conditional asset retirement obligations and determined that none had a material effect on its financial position or results of operations.
In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140 (“FAS 155”). The statement amended Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”). The primary purposes of this statement were (1) to allow companies to select between bifurcation of hybrid financial instruments or fair valuing the hybrid as a single instrument, (2) to clarify certain exclusions of FAS 133 related to interest and principal-only strips, (3) to define the difference between freestanding and hybrid securitized financial assets, and (4) to eliminate the FAS 140 prohibition of Special Purpose Entities holding certain types of derivatives. The statement is effective for annual periods beginning after September 15, 2006, with early adoption permitted prior to a company issuing first quarter financial statements. The Company chose not to early adopt FAS 155 during its first quarter 2006. However, management does not expect FAS 155 will have a material effect on its financial position and results of operations upon final adoption.
In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (“FAS 156”). This statement requires initial fair value recognition of all servicing assets and liabilities for servicing contracts entered in the first fiscal period beginning after September 15, 2006. After initial recognition, the servicing assets and liabilities are either amortized over the period of expected servicing income or loss or fair value is reassessed each period with changes recorded in earnings for the period. Management does not expect FAS 156 will have a material effect on its financial position and results of operations upon final adoption.

In June 2006, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). The interpretation seeks to clarify the accounting for tax positions taken, or expected to be taken, in a company’s tax return and the uncertainty as to the amount and timing of recognition in the company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The interpretation sets a two step process for the evaluation of uncertain tax positions. The recognition threshold in step one permits the benefit from an uncertain position to be recognized only if it is more likely than not, or 50 percent assured that the tax position will be sustained upon examination by the taxing authorities. The measurement methodology in step two is based on “cumulative probability”, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority. The interpretation also addresses derecognising previously recognized tax positions, classification of related tax assets and liabilities, accrual of interest and penalties, interim period accounting, and disclosure and transition provisions. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the potential impact of adopting FIN 48 and whether its adoption will have a material effect on the financial position and results of operations of the Company.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded (i.e. stock awards, measurements requiring vendor specific objective evidence, and inventory pricing). The hierarchy places the greatest relevance on Level 1 inputs which include quoted prices in active markets for identical assets or liabilities. Level 2 inputs, which are observable either directly or indirectly, and include quoted prices for similar assets or liabilities, quoted prices in non-active markets, and inputs that could vary based on either the condition of the assets or liabilities or volumes sold. The lowest level of the hierarchy, Level 3, is unobservable inputs and should only be used when observable inputs are not available. This would include company level assumptions and should be based on the best available information under the circumstances. FAS 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. The Company will adopt FAS 157 in 2007 and management does not expect FAS 157 will have a material effect on its financial position and results of operations.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“FAS 158”). This statement requires companies to account for the overfunded and underfunded status of defined benefit and other post retirement plans in their financial statements, with offsetting entries made to accumulated other comprehensive income. The statement will also require additional disclosures for such plans.

The overfunded or underfunded status of the defined benefit plans are calculated as the difference between plan assets and the projected benefit obligations. Overfunded plans may not be netted against underfunded plans and must be shown separately in the financial statements. The recording of the funded status removes the prior requirements for recording additional minimum liabilities and intangible assets on unfunded plans due to the requirement to record the full unfunded amount as a liability. In addition to the funding requirements, FAS 158 requires companies to obtain actuarial valuations for the plans as of the year end, and does not allow estimates based on dates up to three months prior to year end as previously allowed under FAS 132(R). The requirements to record the overfunded and underfunded positions are effective for years ending after December 15, 2006. The requirements for performance of valuations at the end of the year are effective for years ending after December 15, 2007, with early adoption encouraged. The Company will adopt both the funding requirements and the valuation date requirements on a prospective basis for the year ended December 31, 2006. The estimated effects of adoption of FAS 158 for the year ended December 31, 2006 will be an increase in gross pension liabilities of $69 million, intangible assets on the unfunded plans will decrease $1 million, and the offsetting adjustment will be recorded through accumulated other comprehensive income. These amounts are gross before adjustment for deferred tax effects, the potential impact of which are being evaluated.
6. Other Income and Expenses, Net
Other income and expenses, net consisted of the following:

	(unaudited)		(unaudited)
	Three months ended		Nine months ended
In million of U.S dollars	September 30, 2006	October 1, 2005	September 30, 2006	October 1, 2005

Research and development funding	19	20	32	47
Start-up costs	(15)	(12)	(41)	(46)
Exchange (loss) gain, net	(1)	(5)	(10)	4
Patent litigation costs	(5)	(5)	(14)	(11)
Patent pre-litigation costs	(2)	(1)	(4)	(5)
Gain on sale of investment in Accent	—	—	6	—
Gain on sale of other non-current assets	—	(2)	2	4
Other, net	(1)	2	1	(4)

Total	(5)	(3)	(28)	(11)

Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement.

On June 29, 2006, the Company sold to Sofinnova Capital V its participation in Accent Srl, a subsidiary based in Italy. Accent Srl, in which the Company held a 51% interest, was jointly formed with Cadence Design Systems Inc. and is specialized in hardware and software design and consulting services for integrated circuit design and fabrication. The total consideration amounting to $7 million was received in cash on June 29, 2006. Net of consolidated carrying amount and transactions related expenses, the divestiture resulted in a net pre-tax gain of $6 million which was recorded in “Other income and expenses, net” in the 2006 consolidated statement of income. In addition the Company simultaneously entered into a license agreement with Accent by which the Company granted to Accent, for a total agreed lump sum amount of $3 million, the right to use “as is” and with no right to future development certain specific intellectual property of the Company that are currently used in Accent’s business activities. The total consideration was recognized immediately in 2006 and recorded as “Other revenues” in the consolidated statement of income. The Company was also granted warrants for 6,675 new shares of Accent. Such warrants expire after 15 years and can only be exercised in the event of a change of control or an initial public offering of Accent above a predetermined value.
7. Impairment, Restructuring Charges and Other Related Closure Costs
In the recent years, the Company has incurred restructuring charges related to the following restructuring plans: (i) the 150-mm restructuring plan started in 2003; (ii) the streamlining of certain activities decided in the first quarter of 2005 and (iii) the headcount reduction plan announced in the second quarter of 2005.
During the third quarter of 2003, the Company commenced a plan to restructure its 150-mm fab operations and part of its back-end operations in order to improve cost competitiveness. The 150-mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150-mm production to Singapore and by upgrading production to finer geometry 200-mm wafer fabs. The plan includes the discontinuation of the 150-mm production in Rennes (France), the closure as soon as operationally feasible of the 150-mm wafer pilot line in Castelletto (Italy) and the downsizing by approximately one half of the 150-mm wafer fab in Carrollton, Texas. Furthermore, the 150-mm wafer fab productions in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200-mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. The Company is expecting to incur the balance of the restructuring charges related to this manufacturing restructuring plan in the fourth quarter of 2006 and in early 2007 later than originally anticipated because of unforeseen customer qualification requirements.
In 2005, pursuant to its announcement of new restructuring initiatives aimed at improving its competitiveness and financial performance, the Company defined a plan of reorganization and optimization of its activities. These plans included workforce reductions primarily in Europe, which encouraged voluntary redundancy reductions where possible, and the consolidation of certain Electronics Wafer Sort (“EWS”) activities.
In the third quarter of 2006, the Company performed its annual impairment analysis in order to assess recoverability of the carrying value of goodwill and other intangible assets.

Impairment, restructuring charges and other related closure costs incurred in the third quarter of 2006 and in the first nine months of 2006 are summarized as follows:

				Total impairment,
				restructuring
				charges and other
Three months ended		Restructuring	Other related	related closure
September 30, 2006	Impairment	charges	closure costs	costs
150-mm fab operations	—	(3)	(2)	(5)
2005 restructuring plan	—	(1)	(4)	(5)
2006 impairment review	(10)	—	—	(10)

Total	(10)	(4)	(6)	(20)

				Total impairment,
				restructuring
				charges and other
Nine months ended		Restructuring	Other related	related closure
September 30, 2006	Impairment	charges	closure costs	costs
150-mm fab operations	—	(4)	(12)	(16)
2005 restructuring plan	(1)	(33)	(7)	(41)
2006 impairment review	(10)	—	—	(10)

Total	(11)	(37)	(19)	(67)

Impairment, restructuring charges and other related closure costs incurred in the third quarter of 2005 and in the first nine months of 2005 are summarized as follows:

				Total impairment,
				restructuring
				charges and other
Three months ended		Restructuring	Other related	related closure
October 1, 2005	Impairment	charges	closure costs	costs
150-mm fab operations	—	(4)	(1)	(5)
2005 restructuring plan	—	(6)	—	(6)
Other	(1)	—	—	(1)

Total	(1)	(10)	(1)	(12)

				Total impairment,
				restructuring
				charges and other
Nine months ended		Restructuring	Other related	related closure
October 1, 2005	Impairment	charges	closure costs	costs
150-mm fab operations	—	(10)	(7)	(17)
2005 restructuring plan	—	(21)	(1)	(22)
Other	(64)	(9)	(1)	(74)

Total	(64)	(40)	(9)	(113)
     Impairment charges
In the third quarter of 2006, pursuant to subsequent decisions to discontinue adoption of Tioga related technologies in certain products, an impairment charge of approximately $10 million was recorded in the third quarter of 2006, of which $6 million corresponded to the write-off of Tioga goodwill and $4 million to impairment charges on technologies purchased as part of the Tioga business acquisition which were determined to be without any alternative use.

In addition, impairment charges of approximately $1 million were recorded during the first half of 2006, following the decision of the Company to discontinue a production line in one of its back-end facilities.
In the first nine months of 2005, the Company recorded impairment charges of $64 million, of which $63 million were incurred in the first quarter of 2005 following the decision of the Company to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. The Company reports CPE business as part of the Access reporting unit, included in the Application Specific Products Group (“ASG”). Following the decision to discontinue a portion of this reporting unit, the Company, in compliance with FAS 142, Goodwill and Other Intangible Assets, reassessed the allocation of goodwill between the Access reporting unit and the business to be disposed of according to their relative fair values using market comparables. The reassessment resulted in a $39 million goodwill impairment. Additionally $22 million of purchased technologies were identified without an alternative use following the discontinuation of CPE product lines. Moreover, impairment charges of $2 million for technologies and other intangible assets were incurred pursuant to the decision of the Company to close its research and development design center in Karlsruhe (Germany) and the discontinuation of a development project in Singapore.
In addition, in the third quarter of 2005, the Company performed its annual impairment analysis of goodwill and other intangible assets. As a result of this review, an impairment charge of approximately $1 million was recorded relating to purchased technologies primarily associated with the Home, Personal, Communication Sector segment (“HPC”), technologies that were determined to be obsolete.
     Restructuring charges and other related closure costs
Provisions for restructuring charges and other related closure costs as at September 30, 2006 are summarized as follows:

						Total
				2005		restructuring &
	150mm fab plan			restructuring	Other	other related
				initiatives		closure costs
	Restructuring	Other related	Total
		closure costs

Provision as at December 31, 2005	13	—	13	27	1	41

Charges incurred in 2006	4	12	16	40	—	56
Amounts paid	(4)	(12)	(16)	(47)	(1)	(64)
Currency translation effect	2	—	2	—	—	2

Provision as at September 30, 2006	15	—	15	20	—	35

     150-mm fab operations
Restructuring charges incurred in the first nine months of 2006 primarily related to $4 million in termination benefits and $12 million of transfer and other costs associated with the closure and transfers of production for the Castelletto (Italy) and Rousset (France) sites.
Restructuring charges incurred in the first nine months of 2005 primarily related to $6 million in termination benefits for the sites of Agrate (Italy) and Rousset (France) and $6 million of other closure costs for the transfer of production from the sites of Rennes (France), Rousset (France) and Carrollton (USA). In addition, during the first nine months of 2005, $4 million involuntary termination benefits were paid in the Company’s back-end site in Morocco. The Company also recorded in the nine month ended October 1, 2005 approximately $1 million of transfer costs related to its back-end operations.
     2005 restructuring plan:
In the first nine months of 2006, the Company recorded $40 million associated with its 2005 restructuring plan and a $1 million impairment charge related to the discontinuation of a production line in one of its back-end sites in Asia. These restructuring charges included $33 million in termination benefits, mainly in France and Italy, and $7 million restructuring charges primarily related to EWS activities.
In the first nine months of 2005, the Company recorded a total restructuring charge for its new restructuring plan amounting to $22 million, mainly related to involuntary and voluntary termination benefits. This total charge includes the provision amounting approximately to $10 million for contractual and legal termination benefits for an estimated number of employees at one of the Company’s European subsidiaries. It also includes termination incentives for certain employees in Europe, who accepted special termination arrangements for a total amount of $11 million. In addition, the total charge includes a $1 million charge generated by the discontinuation of the Company’s Field Programmable Gate Array (“FPGA”) non-core development program.
     Other
In 2005, pursuant to the decision of reducing its Access technology products for Customer Premises Equipment (“CPE”) modem products, the Company committed to an exit plan in Zaventem (Belgium) and recorded $4 million of workforce termination benefits in the nine months of 2005. In addition, charges totaling $2 million were paid in the first nine months of 2005 by the Company for voluntary termination benefits in France. Moreover, in order to rationalize its research and development sites, the Company decided in the first quarter of 2005 to cease its activities in two locations, Karlsruhe (Germany) and Malvern (USA). The Company incurred in the first nine months of 2005 $3 million restructuring charges corresponding to employee termination costs and $1 million of unused lease charges relating to the closure of these two sites.

     Total impairment, restructuring charges and other related closure costs
In the first nine months of 2006, total amounts paid for restructuring and related closure costs amounted to $64 million.
The 2003 restructuring plan and related manufacturing initiatives are expected to be largely completed during the fourth quarter of 2006 and in early 2007 later than originally anticipated because of unforeseen customer qualification requirements. Of the total $350 million expected pre-tax charges to be incurred under the plan, $310 million have been incurred as of September 30, 2006 ($16 million in 2006, $13 million in 2005, $76 million in 2004, and $205 million in 2003).
The 2005 restructuring plan is expected to result in pre-tax charges between $175 million and $205 million, out of which $155 million have been incurred as of September 30, 2006 ($41 million in 2006 and $114 million in 2005). This plan is expected to be completed in the fourth quarter of 2006.
8. Interest income, net
Interest income, net consisted of the following:

	(unaudited)		(unaudited)
	Three months ended		Nine months ended
	September 30, 2006	October 1, 2005	September 30, 2006	October 1, 2005
In million of U.S dollars

Income	31	12	105	37
Expense	(14)	(4)	(36)	(14)

Total	17	8	69	23

Interest expense also included charges related to the amortization of issuance costs incurred by the Company for the outstanding bonds.
9. Short term deposits and marketable securities
In the first quarter of 2006, the Company invested $903 million in short term deposits with a maturity between three months and one year. These deposits are held at various banks with a single A minimum long term rating. Interest on these deposits is paid at maturity with interest rates fixed at inception for the duration of the deposits. The principal will be repaid at final maturity.
In the second quarter of 2006, the Company invested $100 million of existing cash in two floating rate notes with two primary banks rated “AA3”. These marketable securities are classified as available-for-sale and are reported at fair value with changes in fair value recognized as a separate component of “accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity.

In the third quarter of 2006, the Company did not roll over $401 million of these short term deposits pursuant to the early redemption in cash of 2013 convertible bonds at the option of the holders occurred on August 7, 2006.
10. Inventories, net
Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.
Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, orders’ backlog and production plans.
Inventories, net of reserve consisted of the following:

	(Unaudited)	(Audited)
In million of U.S. dollars	As at September 30, 2006	As at December 31, 2005

Raw materials	74	60
Work-in-process	972	880
Finished products	540	471

Total	1,586	1,411

11. Investments and other non-current assets
Investments and other non-current assets consisted of the following:

	(Unaudited)	(Audited)
In million of U.S. dollars	As at September 30, 2006	As at December 31, 2005

Equity-method investments	244	35
Cost Investments	39	36
Long-term receivables related to funding	35	33
Deposits and long-term receivables	58	46
Debt issuance costs, net	14	3

Total	390	153

     Hynix ST Joint Venture
The Company signed in 2004 a joint-venture agreement with Hynix Semiconductor Inc. (“Hynix”) to build a front-end memory manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix will contribute $500 million for a 67% equity interest and the Company will contribute $250 million for a 33% equity interest. In addition, the Company committed to grant a financial guarantee on $250 million in long-term financing to the joint venture guaranteed by the subordinated collateral of the joint venture’s assets.

The Company contributed the total $250 million as previously planned in the joint venture agreement by July 1, 2006, including $212 million in capital contributions paid during the first half of 2006. As of September 30, 2006, the Company has not provided any debt guarantee to the joint venture under the $250 million long-term financing commitment. The Company expects to provide the guarantee in the fourth quarter of 2006. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its equity investment of $250 million and debt financing commitment of $250 million.
The Company has identified the joint venture as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company accounts for its share in the Hynix ST joint venture under the equity method based on the actual results of the joint venture. Total equity investment amounted to $243 million as of September 30, 2006, after losses totaling $6 million in the first nine months of 2006 recorded as “loss on equity investments”.
     DNP Photomask Europe S.p.A
The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of photomask in which the Company holds a 19% equity interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% equity interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been registered so far. At September 30, 2006, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method.
The Company has identified the joint venture relationship as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE.

12. Long-term Debt
Long-term debt consisted of the following:

	(Unaudited)	(Audited)
	As at September 30, 2006	As at December 31, 2005
In million of U.S dollars

Bank loans:
3.42% (weighted average), due 2006, floating interest rate at Libor + 0.30%	6	45
2.54% (weighted average), due 2007, fixed interest rate	63	120
5.50% (weighted average), due 2007, variable interest rate	31	36
5.97% due 2008, floating interest rate at Libor + 0.40%	25	25
5.86% due 2010, floating interest rate at Libor + 0.40%	30	25

Funding program loans:
5.35% (weighted average), due 2006, fixed interest rate	—	4
1.43% (weighted average), due 2009, fixed interest rate	21	22
0.90% (weighted average), due 2011, fixed interest rate	48	50
2.87% (weighted average), due 2012, fixed interest rate	14	12
0.50% (weighted average), due 2014, fixed interest rate	2	—
0.83% (weighted average), due 2017, fixed interest rate	51	47

Capital leases:
5.04%, due 2011, fixed interest rate	24	26

Senior Bonds
3.73%, due 2013, floating interest rate at EURIBOR + 0.40%	633	—

Convertible debt:
-0.50% convertible bonds due 2013	2	1,379
1.5% convertible bonds due 2016	988	—

Total long-term debt	1,938	1,791

Less current portion	139	1,522

Total long-term debt, less current portion	1,799	269

Pursuant to the terms of the convertible bonds due 2013, the Company was required to purchase, at the option of the holders, 1,397,493 convertible bonds, at a price of $985.09 each between August 7 and August 9, 2006. This resulted in a cash payment of $1,377 million. The Company may be required to purchase, at the option of the holder, the outstanding convertible bonds for cash on August 5, 2008 and/or August 5, 2010 at a price of $975.28 and $965.56 per convertible bond, respectively. The outstanding long term debt corresponding to the 2013 convertible debt amounted to approximately $2 million as at September 30, 2006, corresponding to the remaining 2,505 bonds valued at the August 5, 2008 redemption price.
In February 2006, the Company issued $974 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction. In the second quarter 2006, the Company entered into interest rate swaps with a combined notional value of $200 million to hedge the fair value of a portion of these convertible bonds.

As a result of the interest rate swap hedging transactions, as described in further detail in Note 20, the effective yield on the $200 million principal amount of the hedged convertible bonds has increased from 1.5% to 2.08% as of September 30, 2006.
Subsequently, in March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of Euro 500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company, may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding.
13. Earnings per Share
Basic net earnings per share (“EPS”) is computed based on net income available to common shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, nonvested shares granted and the conversion of convertible debt.
(In millions of U.S. dollars, except per share amounts):

	(unaudited)		(unaudited)
	Three Months Ended		Nine months ended
	September 30, 2006	October 1, 2005	September 30, 2006	October 1, 2005

Basic Earnings per Share:
Net income	207	89	506	83
Weighted average shares outstanding	897,217,677	892,834,332	895,714,049	892,256,549

Earnings per Share (basic)	0.23	0.10	0.56	0.09

Diluted Earnings per Share:
Net income	207	89	506	83
Interest expense on convertible debt, net of tax	5	1	13	4
Net income, adjusted	212	90	519	87

Weighted average shares outstanding	897,217,677	892,834,332	895,714,049	892,256,549
Dilutive effect of stock options	—	757,576	279,670	898,554
Dilutive effect of nonvested shares	843,809	—	1,251,394	—
Dilutive effect of convertible debt	59,069,926	41,880,101	67,301,056	41,880,105
Number of shares used in calculating Earnings per Share	957,131,412	935,472,009	964,546,169	935,035,208

Earnings per Share (diluted)	0.22	0.10	0.54	0.09

As of September 30, 2006, common shares issued were 910,155,733 shares of which 12,764,674 shares were owned by the Company as treasury stock. As of September 30, 2006, 635,326 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, following the vesting as of April 27, 2006 of the first tranche of the stock award plan grants in 2005.
As of September 30, 2006, there were outstanding stock options exercisable into the equivalent of 56,944,593 common shares. There was also the equivalent of 42,072,176 common shares outstanding for convertible debt, out of which 74,936 for the 2013 bonds and 41,997,240 for the 2016 bonds. None of these bonds have been converted to shares during the nine months of 2006.
14. Fair value of stock-based compensation
At September 30, 2006 and October 1, 2005, the Company had five stock-based employee and Supervisory Board compensation plans as well as an employee share purchase plan which are described in detail in Note 2.20(e) of the consolidated financial statements located at Item 18 of the Form 20-F.
The Company decided in July 2005 to accelerate the vesting period of all outstanding unvested stock options. No outstanding unvested stock award existed at the adoption date of FAS 123R in the fourth quarter of 2005. Therefore, the unvested option information below is given only for the third quarter and the first nine months of 2005.
As of April 2, 2005, before the adoption of FAS 123R, the Company applied the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25), and related Interpretations, in accounting for stock-based awards to employees. No stock-based employee compensation cost was reflected in net income, as all options under those plans were granted at an exercise price equal to the market value of the underlying common stock on the date of grant.
The following tabular presentation provides pro forma information on net income and earnings per share required to be disclosed as if the Company had applied the fair value recognition provisions prescribed by Statement of Financial Accounting Standards Board No. 123 Accounting for Stock-Based Compensation (“FAS 123”).

	(unaudited)		(unaudited)
	Three Months Ended		Nine months ended
	September 30, 2006	October 1, 2005	September 30, 2006	October 1, 2005

Net income, as reported	207	89	506	83
Of which compensation expense on nonvested shares, net of tax effect	(2)	—	(9)	—
Deduct:
Total stock-based employee compensation expense, determined under FAS 123, net of related tax effects	—	(182)	—	(244)

Net income (loss), pro forma	207	(93)	506	(161)
Earnings (loss) per share:
Basic, as reported	0.23	0.10	0.56	0.09
Basic, pro forma	0.23	(0.11)	0.56	(0.18)

Diluted, as reported	0.22	0.10	0.54	0.09
Diluted, pro forma	0.22	(0.11)	0.54	(0.18)

In 2005, the fair value of the Company’s stock options was estimated under FAS 123 using a Black-Scholes option-pricing model. Forfeitures of options were reflected in the pro forma charge as they occur. For those stock option plans with graded vesting periods, the Company had determined the historical exercise activity for such plans actually reflected that employees exercised the option after the close of the graded vesting period. Therefore, the Company recognized the estimated pro forma charge for stock option plans with graded vesting periods on a straight-line basis.
The fair value of stock option under FAS 123 provisions was estimated using the following weighted-average assumptions:

	(unaudited)		(unaudited)
	Three months ended		Nine months ended
	September 30, 2006	October 1, 2005	September 30, 2006	October 1, 2005
In million of U.S dollars

Expected life (years)	—	—	—	6
Volatility	—	—	—	52.9%
Risk-free interest rate	—	—	—	3.84%
Dividend yield	—	—	—	0.69%

There were no stock options granted in the third quarter of 2005.
15. Retirement plans
The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.
The components of the net periodic benefit cost include the following:

In millions of U.S. dollars	September 30, 2006	October 1, 2005	September 30, 2006	October 1, 2005

Service cost	5	5	14	11
Interest cost	4	3	11	10
Expected return on plan assets	(3)	(3)	(9)	(9)
Recognition of prior service cost	—		(5)
Amortization of net (gain) and loss	1	2	3	4

Net periodic benefit cost	7	7	14	16

Employer contributions paid and expected to be paid in 2006 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2005.
16. Dividends
At the Annual General Meeting of Shareholders on April 27, 2006, shareholders approved the distribution of $0.12 per share in cash dividends. The dividend amount of approximately $107 million was paid in the second quarter of 2006.
At the Annual General Meeting of Shareholders on March 18, 2005, shareholders approved the distribution of $0.12 per share in cash dividends. The dividend amount of approximately $107 million was paid in the second quarter of 2005.
17. Treasury Stock
In 2002 and 2001, the Company repurchased 13,400,000 of its own shares, for a total amount of $348 million, which were reflected at cost as a reduction of the shareholders’ equity. No treasury shares were acquired in 2006 and 2005.
Treasury shares of 4,100,000 have been designated to be used for the Company’s share based remuneration programs on non-vested shares as decided in 2005. As of September 30, 2006, 635,326 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, following the vesting as of April 27, 2006 of the first tranche of the stock award plan grants in 2005.
18. Contingencies
The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company not covered by insurance, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.
The Company received a tax assessment from the United States tax authorities, which is currently under an appeals process. The Company is confident that it can favorably respond to the claim and intends to vigorously defend its position. The Company believes that adequate provisions exist to cover any potential losses associated with the claim. In addition, during the second quarter of 2006, the Company received a favorable recommendation from the United States tax authorities’ Appeals Team Case Leader.

This recommendation was sent to the Joint Committee for Taxation for final ruling, which is expected in the fourth quarter of 2006. The Company anticipates that within the fourth quarter of 2006, the provisions existing to cover these potential losses with the claim could be either reversed or adjusted according to the decision of this committee.
19. Claims and Legal proceedings
The Company has received and may in the future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copy-rights, trade-marks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows or financial position and ability to compete.
The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with claims from customers or other parties and tax disputes. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.
The Company is currently a party to legal proceedings with SanDisk Corporation (“SanDisk”) and Tessera, Technologies, Inc. (“Tessera”). Based on management’s current assumptions made with support of the Company’s outside attorneys, the Company does not believe that the SanDisk litigation and Tessera litigation will result in a probable loss.
20. Derivative instruments
     Foreign Currency Forward Contracts Not Designated as a Hedge
The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and are marked-to-market at each period-end with the associated changes in fair value recognized in “other income and expenses, net” in the consolidated statements of income.

     Cash Flow Hedges
To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company also hedged in 2006 and 2005 with foreign currency forward contracts certain euro-denominated forecasted transactions that cover at year-end a large part of its research and development, selling general and administrative expenses as well as a portion of its front-end manufacturing production costs of semi-finished goods. The foreign currency forward contracts used to hedge exposures are reflected at their fair value in the consolidated balance sheet and meet the criteria for designation as cash flow hedges. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Foreign currency forward contracts used as hedges are effective at reducing the euro/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract. For these derivatives, the gain or loss from the effective portion of the hedge is reported as a component of “accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same income statement line item as the impact of the hedged transaction. The gain or loss is recognized immediately in “other income and expenses, net” in the consolidated statements of income when a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified.
     Fair Value Hedges
In the second quarter 2006, the Company entered into interest rate swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The interest rate swaps convert the fixed rate interest expense recorded on the convertible bond due to 2016 to a variable interest rate based upon adjusted LIBOR. The interest rate swaps meet the criteria for designation as a fair value hedge and, as such, both the interest rate swaps and the hedged portion of the bonds are reflected at the fair values in the consolidated balance sheet. The criteria for designating a derivative as a hedge include evaluating whether the instrument is highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness is assessed on both a prospective and retrospective basis at each reporting period. The interest rate swaps are highly effective for hedging the change in fair value of the hedged bonds attributable to changes in interest rates and were designated as a fair value hedge at their inception. Any ineffectiveness of the hedge relationship is recorded as a gain or loss on derivatives as a component of “other income and expenses, net”. If the hedge becomes no longer highly effective, the hedged portion of the bonds will discontinue being marked to fair value while the changes in the fair value of the interest rate swaps will continue to be recorded in the consolidated income statement.
The net loss recognized in “other income and expenses, net” for the three months ended September 30, 2006 as a result of the ineffective portion of this fair value hedge was not material.
21. Segment Reporting
The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smart card products through its divisions, which include the production and sale of both silicon chips and Smart cards.
The Company reports its semiconductor sales and operating income in three segments:
•	Application Specific Product Group (“ASG”) segment, comprised of three product lines – Home, Personal and Communication Sector (“HPC”), Computer Peripherals Group (“CPG”) and new Automotive Product Group (“APG”);
•	Memory Products Group (“MPG”) segment; and
•	Micro, Power, Analog Product Group (“MPA”) segment, previously known as Micro, Linear and Discrete Product Group (“MLD”) segment, has been subsequently renamed with no substantial change in its perimeter or organization.
The Company’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product group segments, but on the basis of the Semiconductor Business area. All these product group segments share common research and development for process technology and manufacturing capacity for most of their products.
In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).
The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product group segment. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges. Starting in the first quarter of 2005, the Company allocated the start-up costs to expand its marketing and design presence in new developing areas to each segment, and the Company restated prior year results accordingly.

	(unaudited)		(unaudited)
	Three months ended		Nine months ended
In million of U.S dollars	September 30, 2006	October 1, 2005	September 30, 2006	October 1, 2005

Net revenues by product group segment:
Application Specific Product Group	1,370	1,263	4,054	3,686
Micro, Power, Analog Product Group	595	472	1,646	1,388
Memory Product Group	529	501	1,612	1,375
Others(1)	19	11	59	44

Total consolidated net revenues	2,513	2,247	7,371	6,493

(1) Includes revenues from sales of subsystems and other products not allocated to product segments.

	(unaudited)		(unaudited)
	Three months ended		Nine months ended
In million of U.S dollars	September 30, 2006	October 1, 2005	September 30, 2006	October 1, 2005

Operating income (loss) by product group segment:
Application Specific Product Group	125	81	328	218
Micro, Power, Analog Product Group	107	68	259	204
Memory Product Group	10	(17)	34	(145)
Total operating income of product group segments	242	132	621	277
Others(1)	(48)	(30)	(117)	(230)

Total consolidated operating income (loss)	194	102	504	47

(1)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product group segments, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, are now being allocated to the segments; comparable amounts reported in this category in prior period reports have been reclassified accordingly in the above table.

	(unaudited)		(unaudited)
	Three months ended		Nine months ended
In million of U.S dollars	September 30, 2006	October 1, 2005	September 30, 2006	October 1, 2005

Reconciliation to consolidated operating income:
Total operating income of product group segments	242	132	621	277
Strategic and other research and development programs	(3)	(10)	(10)	(38)
Start-up costs	(15)	(12)	(41)	(46)
Impairment, restructuring charges and other related closure costs	(20)	(12)	(67)	(113)
One-time compensation and special contributions(1)	—	—	—	(22)
Other non-allocated provisions(2)	(10)	4	1	(11)
Total operating loss Others(3)	(48)	(30)	(117)	(230)

Total consolidated operating income (loss)	194	102	504	47

(1)	In the first quarter of 2005, the total charge for one-time compensation and special contributions to the Company’s former CEO and other executives was $24 million, of which $2 million was allocated to product group segments. The remaining $22 million was not allocated to product group segments.

(2)	Includes unallocated income and expenses such as certain corporate level operating expenses and other costs that are not allocated to the product group segments.

(3)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product group segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: November 13, 2006	By: Name:	/s/ Carlo Bozotti Carlo Bozotti
	Title:	President and Chief
Executive Officer and Sole
Member of our Managing
Board
Enclosure: STMicroelectronics N.V.’s Third Quarter and First Nine Months 2006:
•	Operating and Financial Review and Prospects;

•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow, and Statements of Changes in Shareholders’ Equity and related Notes for the three months and nine months ended September 30, 2006; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.